Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-238785

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated June 17, 2020 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Underwriting.”

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aurinia Pharmaceuticals Inc. at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, Canada, V7X 1T2, telephone (604) 632-3473, and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

PROSPECTUS SUPPLEMENT No. 2

To the Short Form Base Shelf Prospectus Dated June 17, 2020

New Issue	July 22, 2020

AURINIA PHARMACEUTICALS INC.

13,333,334

common shares

This prospectus supplement and the accompanying short form base shelf prospectus dated June 17, 2020 qualifies the distribution (the “Offering”) of 13,333,334 common shares (each an “Offered Share”) of Aurinia Pharmaceuticals Inc. (“Aurinia”, the “Company”, “we”, “us” or “our”), at a price of US$15.00 per Offered Share (the “Offering Price”). The Offered Shares will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated July 22, 2020, among Aurinia, Jefferies LLC and SVB Leerink LLC as representatives (the “Representatives”) of the underwriters (the “Underwriters”). The Offering Price will be determined by negotiation between us and the Representatives. The Offered Shares were offered in the United States and Canada through the Underwriters, either directly or through their duly registered U.S. or Canadian broker dealer affiliates or agents, as applicable. See “Underwriting”.

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AUP” and on the Nasdaq Global Market (the “Nasdaq”) under the symbol “AUPH”. On July 22, 2020 the closing price of the common shares on the TSX was CDN$22.28 and the closing price of the common shares on the Nasdaq was US$16.66.

We have applied to list the Offered Shares on the TSX and the Nasdaq. Listing will be subject to our fulfillment of all of the requirements of the TSX and the Nasdaq, as applicable.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Note Regarding Forward Looking Information” in this prospectus supplement, and consider such notes and information in connection with an investment in any securities.

Price: US$15.00 per Common Share

	PRICE TO THE PUBLIC		UNDERWRITERS’ FEE (1)		NET PROCEEDS TO AURINIA (2)
Per Common Share	US$	15.00	US$	0.90	US$	14.10
Total	US$	200,000,010.00	US$	12,000,000.60	US$	188,000,009.40

(1)	In consideration for the services rendered by the Underwriters in connection with this Offering, the Underwriters will be paid an aggregate cash fee of US$0.90 per Offered Share, representing 6.0% of the gross proceeds of this Offering (the “Underwriters’ Fee”). See “Underwriting”.
(2)	After deducting the Underwriters’ Fee, but before deducting expenses of this Offering, including in connection with the preparation and filing of this prospectus supplement, which are estimated to be US$500,000 and which will be paid from the proceeds of this Offering.

We have granted the Underwriters an option (the “Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the date of this prospectus supplement, to purchase up to an additional amount of Offered Shares equal to 15% of the Offered Shares sold pursuant to this Offering, being 2,000,000 Offered Shares (the “Additional Offered Shares”), at the Offering Price, less the Underwriters’ Fee. The Additional Offered Shares issuable upon exercise of the Option are hereby qualified for distribution under this prospectus supplement. A purchaser who acquires Additional Offered Shares acquired such shares under this prospectus supplement regardless of whether the Underwriters exercise the Option or acquire such shares on the open market. If the Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to us (before payment of the expenses of this Offering) will be approximately US$230,000,010.00, US$13,800,000.60 and US$216,200,009.40, respectively. See “Underwriting” and the table below:

The following table sets out the number of the Additional Offered Shares for which the Option may be exercised:

UNDERWRITERS’ POSITION	NUMBER OF ADDITIONAL COMMON SHARES	EXERCISE PERIOD	EXERCISE PRICE
Option	2,000,000 Additional Offered Shares	30 days following the date of this prospectus supplement	US$14.10 per Additional Offered Share

Unless the context otherwise requires, all references to the “Offering” in this prospectus supplement shall include the Option and all references to “Offered Shares” shall include Additional Offered Shares.

The Underwriters, as principal, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by us, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Underwriting” and subject to the approval of certain legal matters on behalf of Aurinia by Borden Ladner Gervais LLP, with respect to Canadian legal matters, and by Cooley LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Goodwin Procter LLP, with respect to U.S. legal matters.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS at the closing of this Offering, which is anticipated to be on or about July 27, 2020 or such other date as may be agreed upon between us and the Representatives. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. We expect that delivery of the Offered Shares will be made against payment therefor on or about the date of closing of this Offering, which will be the third business day following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade common shares prior to the closing date of this Offering may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade common shares prior to the closing date of this Offering should consult their own advisors. See “Underwriting”.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the cover page of this prospectus supplement or the date of any documents incorporated by reference herein.

Peter S. Greenleaf, David R.W. Jayne, George M. Milne, Jr., Joseph P. Hagan, and Timothy P. Walbert each a member of our board of directors, reside outside of Canada. Joseph M. Miller is our Chief Financial Officer and resides outside of Canada. Each of these persons has appointed Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia V7X 1T2, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

In connection with this Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this prospectus supplement at the Offering Price specified herein, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price specified herein. Any such reduction will not affect the proceeds received by us. See “Underwriting”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and conducted by a public accounting firm that is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB and the rules of professional conduct of the Chartered Professional Accountants of Alberta. As a result, our financial statements may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this prospectus supplement, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires common shares. Investors should read the tax discussion in this prospectus supplement and the accompanying prospectus and consult their own tax advisors with respect to their own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Material U.S. Federal Income Taxation Considerations” and “Risk Factors”.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of the officers and directors and some of the experts named in this prospectus supplement are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

Neither the SEC, any state nor Canadian securities regulator has approved or disapproved the securities offered hereby, passed upon the accuracy or adequacy of this prospectus supplement or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Our registered office is located at #201, 17873 – 106A Avenue, Edmonton, Alberta, T5S 1V8, Canada. Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8, Canada. Our U.S. commercial office is located at 77 Upper Rock Circle, Rockville, Maryland.

Joint Book-Running Managers

Jefferies	SVB Leerink

Lead Manager

Cantor

Co-Managers

Oppenheimer & Co.	H.C. Wainwright & Co.

The date of this prospectus supplement is July 22, 2020

PROSPECTUS SUPPLEMENT

S-i

PROSPECTUS

S-ii

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding us contained in the accompanying base shelf prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to this Offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about us to which we refer you in the sections of this prospectus supplement titled “Documents Incorporated by Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the Offered Shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is part of a “shelf” registration statement on Form F-10 that we filed with the SEC. The shelf registration statement was declared effective by the SEC on June 19, 2020. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in U.S. dollars. All references to “$” or “US$” are to the lawful currency of the United States and all references to “CDN$” are to the lawful currency of Canada. This prospectus supplement and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Consolidated Financial Information and Currency”.

Market data and certain industry forecasts used in this prospectus supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this prospectus supplement and we do not intend, and do not assume any obligation, to update this forward-looking information, except as required by law.

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These statements, made either in this prospectus supplement or a document incorporated by reference in this prospectus supplement, may include, without limitation:

∎	this Offering, including the terms, potential completion and expected closing date of this Offering and the intended use of proceeds of this Offering;

∎	our belief that the Phase 2b lupus nephritis (“LN”) AURA-LV (“AURA”) and the Phase 3 LN (“AURORA”) clinical trial had positive results;

∎	our plans to seek regulatory approval of voclosporin for the potential treatment of LN and other podocytopathies;

∎	our belief that confirmatory data generated from the AURORA clinical trial and the AURA clinical trial should support regulatory submissions in the United States, Europe and Japan;

∎	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as Dry Eye Syndrome (“DES”) have the potential to be of therapeutic value;

∎	our belief in the duration of patent exclusivity for voclosporin and that the patents owned by us are valid;

∎	our belief in receiving extensions to patent life based on certain events or classifications;

∎

our expectation that, upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027;

∎

our expectation to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe;

∎	our expectation to not receive any royalty revenue pursuant to the 3SBio license in the foreseeable future;

∎	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

∎

our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

∎	our belief of the key potential benefits of voclosporin in the treatment of LN;

∎	our belief that voclosporin has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”);

∎

our belief that voclosporin has the potential to address critical needs for LN by controlling active disease rapidly, lowering the overall steroid burden, and doing so with a convenient oral twice-daily treatment regimen;

∎

our belief that it may be possible for the AUDREY™ clinical trial to act as one of the two pivotal clinical studies that would support approval by the Food and Drug Administration of the United States Government (the “FDA”) of voclosporin ophthalmic solution (“VOS”) for the treatment of DES;

∎

our belief that the voclosporin modification of a single amino acid of the cyclosporine molecule may result in a more predictable pharmacokinetic and pharmacodynamics relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring;

∎	our plans to file a marketing authorisation application with the European Medicines Agency (“EMA”) by the end of the first quarter of 2021;

∎	our target launch date for voclosporin as a treatment for LN in the United States, if approved, in the first quarter of 2021;

∎

our belief in voclosporin being potentially a best-in-class calcineurin inhibitor (the cornerstone of therapy for the prevention of organ transplant rejection) (“CNI”) with benefits over existing commercially available CNIs;

∎	our belief that CNIs are a mainstay of treatment for DES;

∎	our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including proteinuric kidney diseases and DES;

∎	the anticipated commercial potential of voclosporin for the treatment of LN and DES;

∎	our plan to expand the voclosporin renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders;

∎	our belief that the expansion of the renal franchise could create value for shareholders;

∎	our belief that voclosporin, in combination with MMF, has the potential to significantly improve renal response rates in LN versus current standard of care;

∎	our intention to use the net proceeds from financings for the stated purposes;

∎	our belief that we have sufficient cash resources to adequately fund our plans through 2021;

∎	our ability to evaluate voclosporin in additional proteinuric kidney diseases;

∎	our belief that we had a positive pre-New Drug Application (“NDA”) meeting with the FDA for LN, in February of 2020;

∎	our expectation that top-line results from the AUDREY™ clinical trial will become available during the fourth quarter of 2020;

∎	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

∎	statements concerning the potential market for voclosporin;

∎	our belief that VOS has the potential to compete in the multi-billion-dollar human prescription dry eye market;

∎	our belief that additional patents may be granted worldwide based on our filings under the Patent Cooperation Treaty;

∎

our belief that patents corresponding to United States Patent No. 10,286,036 issued to us covering dosing protocol, with corresponding FDA granted label, for voclosporin in LN, could be granted with similar claims in all major global pharmaceutical markets;

∎	our strategy to become a global biopharmaceutical company;

∎	our expectation that pricing for voclosporin will be lower in Europe and Japan than in the United States driven by the specific country’s pricing and reimbursement processes;

∎	our submission for marketing approval in the United States and intention to submit for marketing approval in Europe based on the data from AURORA and AURA clinical trials;

∎	our plan to evaluate voclosporin in pediatric patients after completion of the study report for AURORA;

∎	our belief that the annualized pricing for voclosporin for LN could range between US$45,000 and US$90,000;

∎	the potential impact of COVID-19 on our business operations, nonclinical and clinical trials, regulatory timelines, supply chain, and potential commercialization; and

∎	a Prescription Drug User Fee Act (“PDUFA”) target action date of January 22, 2021.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

∎	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

∎	the assumption that recruitment to clinical trials will occur as projected;

∎

the assumption that we will successfully enroll and complete our clinical programs in compliance with good clinical practices on a timely basis and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

∎	the assumption that the planned studies will achieve positive results;

∎

the assumptions regarding the costs and expenses associated with our clinical trials, including that the COVID-19 pandemic will not have a significant impact on the costs and expenses planned for our clinical trials;

∎	the assumption that regulatory requirements and commitments will be maintained;

∎

the assumption that we will be able to meet general manufacturing practices (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

∎	the assumptions on the market value for the LN program;

∎	the assumption that our patent portfolio is sufficient and valid;

∎	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

∎	the assumptions about future market activity;

∎	the assumption that there is a potential commercial value for other indications for voclosporin;

∎	the assumption that market data and reports reviewed by us are accurate;

∎	the assumptions on the burn rate of Aurinia’s cash for operations;

∎	the assumption that another company will not create a substantial competitive product for our LN business without violating our intellectual property rights;

∎	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

∎	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

∎	the assumptions relating to the capital required to fund operations through 2021.

It is important to know that:

∎

actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

∎

forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this prospectus supplement could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

∎	difficulties we may experience in completing the development, marketing and commercialization of voclosporin;

∎	unknown impact and difficulties imposed by the COVID-19 pandemic on our business operations including nonclinical and clinical and our supply chain;

∎	legislative, regulatory and commercial activities;

∎

the need for additional capital in the future to continue to fund our development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

∎	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin, including unfavourable results;

∎

difficulties in meeting GMP standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

∎	difficulties, delays or failures in obtaining necessary regulatory approvals, including for the commercialization of voclosporin;

∎	difficulties in gaining alignment among the key regulatory jurisdictions, the EMA, FDA and the Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

∎	not being able to extend our patent portfolio for voclosporin;

∎	our patent portfolio not covering all of our proposed or contemplated uses of voclosporin;

∎	the uncertainty that the FDA will approve the use of voclosporin for LN and that the label for such use will follow the dosing protocol pursuant to US Patent No. 10,286,036 granted on May 4, 2019;

∎	the market for the LN business (or any other indication for voclosporin) may not be as we have estimated;

∎	insufficient acceptance of and demand for voclosporin;

∎	difficulties obtaining formulary acceptance;

∎	competitors may arise with similar or competing products;

∎	product liability, patent infringement and other civil litigation;

∎	injunctions, court orders, regulatory and other compliance issues or enforcement actions;

∎

we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

∎	difficulties in retaining key personnel and attracting other qualified individuals;

∎	our assets or business activities may be subject to disputes that may result in litigation or other legal claims;

∎	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin;

∎	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product; and

∎	our ability to raise future resources when required.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this prospectus supplement or, in the case of documents incorporated by reference in this prospectus supplement, as of the date of such documents and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus supplement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aurinia Pharmaceuticals Inc. at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia V7X 1T2, Canada, Telephone: (604) 632-3473, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Our filings through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and through EDGAR are not incorporated by reference in this prospectus supplement, except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta and Ontario, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	our annual information form dated March 4, 2020 for the fiscal year ended December 31, 2019;

(b)

our audited consolidated statements of financial position as at December 31, 2018 and 2019 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 2018 and 2019, including notes thereto and the auditors’ report thereon, as filed on March 5, 2020;

(c)	our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019;

(d)	our unaudited interim condensed consolidated statements of financial position as at and for the period ended March 31, 2020, as filed on May 14, 2020;

(e)	our management’s discussion and analysis of financial condition and results of operations for the period ended March 31, 2020; and

(f)	our management information circular dated April 21, 2020 in connection with the annual general meeting of our shareholders held on June 2, 2020 (the “2020 AGM”).

Any document of the type referred to in item 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators that we have filed with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this prospectus supplement is effective shall be deemed to be incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus supplement is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus supplement, documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “Exchange Act”).

Any statement contained in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement for the purpose of this Offering shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this prospectus supplement.

Upon filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of the securities under this prospectus supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus supplement, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

References to our website in this prospectus supplement and any documents that are incorporated by reference into this prospectus supplement do not incorporate by reference the information on such website into this prospectus supplement or the accompanying prospectus, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by us in connection with this Offering are not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed under our profile on SEDAR at www.sedar.com before the termination of the distribution under this Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement under “Documents Incorporated by Reference”, the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the registration statement insofar as required by the SEC’s Form F-10: (i) the form of Underwriting Agreement described in this prospectus supplement; (ii) powers of attorney from our directors and officers; and (iii) the consents of auditors and legal counsel.

THE COMPANY

The following description of Aurinia is derived from selected information about us contained in the documents incorporated by reference and does not contain all of the information about us and our business that should be considered before investing in the securities. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the Offered Shares. This prospectus supplement may add to, update or change information in the accompanying prospectus. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the risks and uncertainties discussed in the section titled “Risk Factors” and the information incorporated by reference in this prospectus supplement, including our consolidated financial statements, before making an investment decision. If you invest in our securities, you are assuming a high degree of risk.

CORPORATE STRUCTURE

We are a late clinical-stage biopharmaceutical company with our head office at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Our registered office is located at #201, 17873 106A Avenue, Edmonton, Alberta, Canada, T5S 1V8 where the primary finance function is performed, with oversight from our recently appointed Chief Financial Officer whom resides in the United States. Our U.S. commercial office is located at 77 Upper Rock Circle, Rockville, Maryland.

We are organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the Nasdaq under the symbol “AUPH” and on the TSX under the symbol “AUP”. Our primary business is focused on developing and commercializing therapies to treat target patient populations that are impacted by serious diseases with a high unmet medical need, in particular LN.

We have the following wholly-owned subsidiaries: Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

Our By-Law No. 2 was amended at a shareholder’s meeting held on August 15, 2013 to include provisions requiring advance notice for any nominations of directors by shareholders, which are described further in our most recent information circular. By-Law No. 2 was further amended at the 2020 AGM to: 1) allow for internet voting and holding shareholder meetings by electronic means; 2) increase the quorum necessary for a shareholder meeting from two persons present in person or by proxy representing 10% of the issued and outstanding common shares, to two persons present in person or by proxy representing 25% of the issued and outstanding common shares; 3) remove the power of the chair of the shareholder meeting to have a casting vote; and 4) allow an extension to the deadline to submit advance notice of proposed nominees for elections as directors where the applicable meeting is delayed or postponed. Our articles of amalgamation were also amended at the 2020 AGM to permit shareholder meetings to be held outside of Alberta.

SUMMARY DESCRIPTION OF BUSINESS

We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and proteinuric kidney diseases. Voclosporin is a novel and potentially best-in-class CNI with clinical data in over 2,600 patients across various indications. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to MMF, the current standard of care for LN (although currently not approved for such use). By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes podocytes, which can protect against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13—70 mg administered twice a day. The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including uveitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan. On December 4, 2019, we announced positive efficacy and safety results from our pivotal AURORA Phase 3 trial of voclosporin, in combination with MMF and low-dose corticosteroids, in the treatment of LN. This global study, in which 357 adult patients with active LN were enrolled, met its primary endpoint of achieving renal response at 52 weeks, demonstrating renal response rates of 40.8% for voclosporin vs. 22.5% for the control (OR 2.65; p < 0.001). In addition, voclosporin was generally well-tolerated with infection being the most commonly reported serious adverse event. A total of 216 patients that completed the AURORA trial rolled over into a 104-week blinded extension study. We believe the study data will allow us to assess the long-term benefit/risk of voclosporin in LN patients, however, this study is not a requirement for potential regulatory approval for voclosporin. We also believe the data from this study assessing long-term outcomes in LN patients may be valuable in a post-marketing setting and for future interactions with various regulatory authorities.

The topical formulation of voclosporin, VOS, is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. On October 30, 2019 we announced the initiation of patient enrollment into our Phase 2/3 AUDREY™ clinical trial evaluating VOS for the potential treatment of DES. On June 22, 2020 we announced that we have completed enrollment in the Phase 2/3 AUDREY™ clinical trial and expect to report data from this trial in the fourth quarter of this year. See “DES” for a detailed discussion of our DES program. See further “Clinical and Corporate Developments in 2019” in our annual management’s discussion and analysis dated March 4, 2020 for the fiscal year ended December 31, 2019. A Phase 2a study was previously completed with results released in January 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models.

Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.

Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN versus marketed CNIs are:

∎	increased potency compared to cyclosporine A, allowing lower dosing requirements and potentially fewer off target effects;

∎	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

∎	less cholesterolemia and triglyceridemia than cyclosporine A; and

∎	limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.

Our target launch date for voclosporin as a treatment for LN in the United States, if approved, is the first quarter of 2021.

Strategy

Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharmaceutical company with a focused renal and autoimmune franchise. This includes the expansion of a potential renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders.

We have developed a plan to expand our voclosporin renal franchise to include proteinuric kidney diseases beyond LN. Additionally, we are also furthering development of VOS for the treatment of DES.

The key elements of our corporate strategy include:

∎	submitting an NDA to the FDA for marketing approval for the use of voclosporin by the end of the second quarter of 2020 (which was completed on May 26, 2020);

∎	conducting pre-commercial activities including building out the organization to efficiently launch voclosporin, if approved, as a treatment for LN upon successful approval by the FDA;

∎	conducting the Phase 2/3 AUDREY™ clinical trial of VOS for the treatment of DES with results expected in the fourth quarter of 2020;

∎	evaluating voclosporin in additional proteinuric kidney diseases; and

∎	evaluating potential synergistic assets that are complementary to our clinical, regulatory and therapeutic expertise.

LN

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. In 2004, a study indicated rapid control and reduction of proteinuria in LN patients measured at six months showed a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”) within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. In 2009, mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per year per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per year per patient.

LN Standard of Care

While at Aspreva, certain members of our management team executed the Aspreva Lupus Management Study (the “ALMS”) which established CellCept® as the current standard of care for treating LN. The ALMS was published in 2009 in the Journal of the American Society of Nephrology and in 2011 in the New England Journal of Medicine.

The American College of Rheumatology recommends that intravenous cyclophosphamide or MMF/CellCept® be used as first-line immunosuppressive therapy for LN. Despite their use, the ALMS showed that the vast majority of patients failed to achieve complete remission, and almost half failed to have a renal response at 24 weeks for both of these therapeutics. Based upon the results of the ALMS, we believe that a better solution is needed to improve renal response rates for LN.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy and it is not approved for LN by the FDA. Data from 2008 suggests that an LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years. Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible.

Based on available data from both the AURA and AURORA clinical trials, we believe that voclosporin has the potential to address critical needs for LN by controlling active disease rapidly, lowering the overall steroid burden, and doing so with a convenient oral twice-daily treatment regimen. Currently, there are no approved therapies for LN in the United States or the European Union.

DES

DES is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently three FDA approved prescription therapies for the treatment of dry eye, two of which are CNIs, but we believe the current ability to control symptoms is considered inadequate and patients demand better control as disease incidence may be growing independent of improved diagnosis; however, there is opportunity for potential improvement in the effectiveness of therapies by enhancing tolerability, onset of action and alleviating the need for repetitive dosing. A 2017 publication estimated there were approximately 16 million diagnosed patients with DES in the United States.

Market Potential and Commercial Considerations

We have conducted market research including claims database reviews (where available) and physician-based research. Our physician research included approximately 900 rheumatologists and nephrologists across the United States, Europe and Japan to better define the potential market size, estimated pricing and treatment paradigms in those jurisdictions. In an updated review of the Symphony Integrated Dataverse (IDV®) claims database from 2017 using ICD-10 SLE diagnosis codes, there were 421,790 individuals in that database. The National Institute of Diabetes and Digestive and Kidney Diseases estimates that up to 50% of adults with SLE are diagnosed with kidney disease at some point in their journey with lupus. Using the latest claims database research, we estimate the number of SLE patients diagnosed with kidney involvement to be no more than 150,000 in the United States and 150,000 to 215,000 for Europe and Japan combined.

Similar to other autoimmune disorders, LN is a flaring and remitting disease. The destructive disease cycle people with LN go through is depicted below. The disease cycles from being in remission to being in flare, achieving partial remission and being back in remission. Treatment objectives between LN and other autoimmune diseases are remarkably similar. In other autoimmune conditions such as Multiple Sclerosis, Crohn’s, Rheumatoid Arthritis and SLE, physicians’ goals are to induce/maintain a remission of disease, decrease frequency of hospital or ambulatory care visits and limit long term disability. In LN specifically, physicians are trying to avoid further kidney damage, dialysis, renal transplantation, and death. According to a physician survey, the frequency of LN flares amongst treated patients was approximately every 14 months across the United States and Europe. The ability to get patients into remission quickly correlates with better long-term kidney outcomes as noted above.

The population of people with LN will be in different cycles of their disease at any one time. Physicians currently use existing LN standard of care including immunosuppressants and high dose steroids to treat people with LN throughout the disease cycles including induction and maintenance phases. By studying voclosporin on top of an existing standard of care we are not seeking to displace current accepted treatment patterns. We believe that the potential to be additive to an existing standard of care in addition to voclosporin being administered orally, rather than via infusion or injection, can support a more rapid market adoption if approved.

Current annualized pricing (based on wholesale acquisition costs published by AnalySource®, reprinted with permission by First Databank, Inc.) for the treatments of other more prevalent autoimmune conditions such as

Crohn’s, Rheumatoid Arthritis and SLE ranges from US$45,000 to US$90,000 in the United States. Of course, pricing is highly variable and dependent on a wide variety of factors, including the cost of manufacturing the product, the value perceived by physicians, regulatory concerns, payor policies, and political landscape, along with other market factors that may exist at the time the product is ready to be marketed. Wholesale acquisition cost is the manufacturer’s published catalog or list price for a drug product to wholesalers and may not reflect actual prices paid after any rebates/ discounts. We have conducted preliminary pricing research that studied a similar pricing range with payors and physicians and believe that pricing in this range may be achievable for voclosporin in the United States. Pricing for other autoimmune conditions is lower in Europe and Japan than it is in the United States, which is driven by country specific pricing and reimbursement processes. We expect that will be the case for voclosporin.

Intellectual Property Rights

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business.

We have an extensive granted patent portfolio covering voclosporin, including granted United States patents, for composition of matter, methods of use, formulations and synthesis. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs, Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States (Patent Term Extension) and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection Certificate program in Europe). Opportunities may also be available to add an additional six months of exclusivity related to pediatric studies which are currently in the planning process. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe.

Further, on May 14, 2019, we were granted U.S. Patent No. 10,286,036 with a term extending to December 2037, with claims directed at our voclosporin dosing protocol for LN. The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA trial and our Phase 3 confirmatory AURORA clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol claimed in U.S. Patent No. 10,286,036, this patent will expand the scope of intellectual property protection for voclosporin, which already includes manufacturing, formulation, synthesis and composition of matter patents. We have also filed for protection of this subject matter under the Patent Cooperation Treaty and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of similar claims in major global pharmaceutical markets.

We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

We have patent protection for VOS as we own three granted U.S. patents and 14 patents in other jurisdictions related to ophthalmic formulations of CNIs or mTOR inhibitors, including voclosporin. We also have one granted U.S. patent and 10 patents in other jurisdictions related to topical drug delivery system for ophthalmic use. These patents expire between 2028 and 2031.

RECENT DEVELOPMENTS

Appointment of New Director and Officers

On April 20, 2020, we announced the appointment of Timothy P. Walbert to our board of directors. Mr. Walbert has nearly 30 years of experience commercializing pharmaceutical products. Mr. Walbert is currently Chairman, President and Chief Executive Officer of Horizon Therapeutics plc. He also served as President, Chief Executive Officer and director of IDM Pharma, Inc., a public biopharmaceutical company which was acquired by Takeda Pharmaceutical Company. Prior to IDM Pharma Inc., Mr. Walbert was the Executive Vice President of commercial operations at NeoPharm, Inc. Prior to this he was the divisional Vice President and general manager, immunology, at Abbott Laboratories where he led the global development and launch of HUMIRA. Mr. Walbert also served as Director of CELEBREX North America and arthritis team leader of Asia Pacific, Latin America and Canada at G.D. Searle & Company. Earlier in his career, he held sales and marketing roles with increasing responsibility at several multinational pharmaceutical companies including G.D. Searle & Company, Merck & Co., Inc. and Wyeth. Mr. Walbert received his Bachelor of Arts in Business from Muhlenberg College, in Allentown, Pennsylvania.

On April 27, 2020, we announced the appointment of Joe Miller as Chief Financial Officer upon the retirement of Dennis Bourgeault. Mr. Miller will be responsible for developing and leading our financial operations. Mr. Miller joins Aurinia with over two decades of experience as a senior executive managing financial operations and supporting enterprise growth in companies across the health sciences, biotech and pharmaceutical sectors. Most recently, he served as Chief Financial Officer, Principal Executive Officer, and Corporate Secretary at Cerecor, Inc. At Cerecor, he completed the acquisition of Ichorion Therapeutics, Inc., the purchase of Aevi Genomic Medicine, and facilitated a strategic transformation of the organization by leading the divestiture of the company’s commercial portfolio in a transaction with Aytu BioScience, Inc. in 2019. Mr. Miller currently serves as a director on Cerecor’s board. Prior to Cerecor, Mr. Miller was the Vice President of Finance at Sucampo Pharmaceuticals, Inc., where he was responsible for building out the finance organization to effectively support the company’s rapid growth, ultimately leading to the $1.2B merger with Mallinckrodt in early 2018. Prior to Sucampo Pharmaceuticals, Inc., he served in various progressive finance and management roles at QIAGEN, Eppendorf and KPMG LLP. Mr. Miller received his B.S. in accounting from Villanova University and is a Certified Public Accountant.

Submission of NDA to the FDA

On May 26, 2020, we announced that we had completed the rolling submission of an NDA to the FDA for voclosporin as a potential treatment for LN. There are currently no FDA-approved treatments for LN.

On July 21, 2020 we announced that the FDA has accepted the filing of the NDA for voclosporin, as a potential treatment for LN. The FDA has granted Priority Review for the NDA, which provides an expedited six-month review, and has assigned a PDUFA target action date of January 22, 2021. The FDA has also informed us that they are not currently planning to hold an advisory committee meeting to discuss the application. The FDA has the option to change this decision based on review of the pending NDA. We intend to continue to collaborate with the FDA during their review process and in parallel build our commercial readiness for a potential approval and commercial launch in the first quarter of 2021.

Priority review is granted to therapies that the FDA determines have the potential to provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious condition. Under PDUFA, a Priority Review targets a review time of six months compared to a standard review time of 10 months. Voclosporin was also granted Fast Track designation by the FDA in 2016.

Completion of Patient Enrollment into the Phase 2/3 AUDREY™ Clinical Trial of VOS

On June 22, 2020, we announced that we had completed patient enrollment for the Phase 2/3 AUDREY™ clinical trial. The AUDREY trial is a randomized, double-masked, vehicle-controlled, dose-ranging study evaluating the efficacy and safety of VOS in subjects with DES. A total of 509 subjects were enrolled and randomized into one of four arms with a 1:1:1:1 randomization schedule, in which patients receive either VOS 0.2%, VOS 0.1%, VOS 0.05% or vehicle, dosed twice daily for 12 weeks. Key inclusion criteria included DES present in both eyes, symptom of 30 or above on the visual analog scale, a Schirmer Tear Test (“STT”) of greater than or equal to 1mm and less than or equal to 10mm per five minutes and evidence of ocular surface staining. The primary outcome measure for the trial is the proportion of subjects with a 10mm or greater improvement in STT at four weeks. Secondary outcome measures will include STT at other time points, Fluorescein Corneal Staining at multiple time points, change in eye dryness, burning/stinging, itching, photophobia, eye pain and foreign body sensation at multiple time points, and additional safety endpoints. Top-line results from the AUDREY™ clinical study are anticipated during the fourth quarter of 2020. AUDREY builds on positive exploratory Phase 2 results demonstrating that 0.2% VOS administered twice daily was well tolerated and superior to cyclosporin A 0.05% (Restasis®) administered twice daily across all objective endpoints.

Financial Update

On a preliminary unaudited basis, we expect our cash, cash equivalents and short-term investments as of June 30, 2020 to be approximately $264 million. This estimate of cash, cash equivalents and short-term investments is our preliminary estimate based on currently available information. It does not present all necessary information for an understanding of our financial condition as of June 30, 2020. As we complete our quarter-end financial close process and finalize our second quarter 2020 unaudited financial statements, we will be required to make significant judgments in a number of areas that may result in the estimate provided herein being different than the final financial information. This preliminary estimate has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary estimate or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our unaudited financial statements for the quarter ended June 30, 2020 subsequent to the completion of this offering. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the preliminary estimated cash balance set forth above and those changes could be material. Accordingly, undue reliance should not be placed on this preliminary estimate. The preliminary estimate is not necessarily indicative of any future period and should be read together with the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in this prospectus supplement, and our financial statements, related notes and other financial information incorporated by reference herein.

THE OFFERING

Common shares offered by us	13,333,334 common shares

Option	We have granted the Underwriters an Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the date of this prospectus supplement, to purchase up to an additional 2,000,000 common shares.

Common shares to be outstanding after this Offering	125,820,496 common shares (or 127,820,496 common shares if the Option is exercised in full).

Use of proceeds	We estimate that the net proceeds from this Offering will be approximately US$187.5 million (or US$215.7 million if the Option is exercised in full) after deducting the Underwriters’ Fee of US$12.0 million (or US$13.8 million if the Option is exercised in full) and Offering expenses, which are estimated to be US$500,000.

We intend to use the net proceeds from this Offering for pre-commercial and launch related activities, research and development activities, as well as for working capital and general corporate purposes. See “Use of Proceeds” on page S-30 of this prospectus supplement.

Risk factors	Investing in our common shares involves a high degree of risk. Please read the information contained in and incorporated by reference under “Risk Factors” beginning on page S-20 of this prospectus supplement, and under similar headings in the accompanying prospectus and the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement.

Nasdaq symbol	“AUPH”

TSX symbol	“AUP”

The number of common shares that will be outstanding immediately after this Offering as shown above is based on 112,487,162 common shares outstanding as of March 31, 2020, and excludes:

∎	9,684,588 common shares issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted average exercise price of US$8.51 per common share;

∎	1,690,944 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted average exercise price of US$3.00 per common share; and

∎	5,976,307 common shares reserved for future issuance under our stock option plans as of March 31, 2020.

Subsequent to March 31, 2020, and through the date of this prospectus supplement:

∎	we granted an additional 1,820,940 stock options with a weighted average exercise price of US$16.61 per common share; and

∎	we issued an additional 320,200 common shares upon the exercise of stock options.

Except as otherwise noted, all information in this prospectus supplement assumes:

∎	no exercise by the Underwriters of their Option to purchase additional common shares; and

∎	no exercise of outstanding stock options or warrants.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” in the accompanying prospectus, together with all of the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing our securities. The occurrence of any of these risks could harm our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our common shares could decline, and you may lose all or part of your investment. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also harm our business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and related notes. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See “Cautionary Note Regarding Forward-Looking Information”.

Risks Relating to this Offering

An investment in the Offered Shares may result in the loss of an investor’s entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in Aurinia.

You will experience immediate and substantial dilution.

Since the price per share of the Offered Shares is substantially higher than the net tangible book value per share of our common shares, you will suffer substantial dilution in the net tangible book value of the common shares you purchase in this Offering. Based on our public offering of 13,333,334 Offered Shares at the public offering price of US$15.00 per Offered Share, after deducting the Underwriters’ Fees and estimated Offering expenses payable by us, and based on a net tangible book value of our common shares as of March 31, 2020, as adjusted to give effect to this Offering, if you purchase common shares in this Offering, you will suffer immediate dilution of US$11.50 per share. The exercise of outstanding stock options and warrants could result in further dilution of your investment. See “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this Offering.

Subsequent offerings will result in dilution to our shareholders.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to securityholders.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, our shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of our common shares at prices less than the current market price for the common shares.

Additionally, holders of stock options and warrants exercisable for our common shares may elect to exercise their stock options or warrants into common shares. Such exercises could further dilute your investment.

Volatility of Share Price

The market prices for the securities of biotechnology companies, including ours, have historically been volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of our common shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning our patent or other proprietary rights of competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There is no guarantee that an active trading market for our common shares will be maintained on the TSX and/or the Nasdaq. Investors may not be able to sell their common shares quickly or at the latest market price if the trading in our common shares is not active.

We expect to issue common shares in the future. Future issuances of common shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the common shares. Future issuances of common shares could result in substantial dilution to our shareholders. In addition, the existence of warrants may encourage short selling by market participants.

Sales of common shares could cause a decline in the market price of our common shares. Based on their most recently filed Schedule 13D with the SEC, our major shareholder ILJIN SNT Co., Ltd. (“ILJIN”), together with its affiliates, owns, holds or controls an aggregate of 14,032,000 common shares as of December 18, 2019. Based upon our public offering of 13,333,334 common shares and such Schedule 13D, our major stockholder ILJIN, together with its affiliates, will own, hold or control an aggregate of approximately 11.1% of our outstanding common shares upon the closing of this Offering. Any sales of common shares by ILJIN or other existing shareholders or holders of stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

There is no assurance of a sufficient liquid trading market for our common shares in the future.

Our shareholders may be unable to sell significant quantities of common shares into the public trading markets without a significant reduction in the price of their common shares, or at all. There can be no assurance that there will be sufficient liquidity of our common shares on the trading market, and that we will continue to meet the listing requirements of the TSX or the Nasdaq or achieve listing on any other public listing exchange.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of the common shares to fall.

The market price of the common shares could decline as a result of issuances of securities or sales by our existing shareholders in the market, or the perception that these sales could occur. Sales of common shares by shareholders might also make it more difficult for us to sell common shares at a time and price that we deem appropriate. With an additional sale or issuance of common shares, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

We will have broad discretion in the use of the net proceeds of this Offering and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from this Offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. Investors may not agree with how we allocate or spend the proceeds from this Offering. We may pursue acquisitions, collaborations or clinical trials that do not result in an increase in the market value of the common shares and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in common shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell common shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

We or any of our non-U.S. subsidiaries may constitute “controlled foreign corporations” for U.S. federal income tax purposes, which could result in adverse tax consequences for certain of our U.S. shareholders.

U.S. Holders (as defined in “Material U.S. Federal Income Taxation Considerations”) that own 10% or more of the vote or value of our shares (such U.S. Holders, “10% Shareholders”) may suffer adverse tax consequences because we and or any of our non-U.S. subsidiaries are expected to be characterized as a “controlled foreign corporation” (“CFC”) under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by “U.S. shareholders” (or, U.S. persons who own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation). Certain U.S. shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such U.S. shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. “Global intangible low-taxed income” may include most of the remainder of a CFC’s income over a deemed return on its tangible assets.

As a result of certain changes in the U.S. tax law introduced by tax legislation enacted on December 22, 2017, entitled “an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (the “Tax Act”), we believe that our non-U.S. subsidiary is classified as a CFC in the current taxable year. For 10% Shareholders, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income, of such 10% Shareholder’s share of our non-U.S. subsidiary’s earnings to the extent our non-U.S. subsidiary holds U.S. property , and taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service (the “IRS”). Any such U.S. Holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. If you are a 10% Shareholder, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our common shares and the impact of the Tax Act, especially the changes to the rules relating to CFCs.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of common shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from this Offering in our business. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2019. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our common shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” (“QEF”) election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus supplement under U.S. federal securities laws.

As a corporation organized under the laws of Alberta, Canada, it may be difficult to bring actions under U.S. federal securities law against us. Most of our directors and officers, as well as the experts named in this prospectus supplement, reside principally in Canada or outside of the United States. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for investors to enforce against us or those persons not in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus supplement.

CONSOLIDATED FINANCIAL INFORMATION AND CURRENCY

Our consolidated financial statements incorporated by reference in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards and are reported in U.S. dollars.

In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from Canadian dollars to U.S. dollars and vice versa by applying the closing rate of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada on July 22, 2020.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	YEAR ENDED DECEMBER 31,
	2019 (US$)	2018 (US$)	2017 (US$)
Closing	0.7699	0.7330	0.7971
High	0.7699	0.8138	0.8245
Low	0.7353	0.7330	0.7276
Average	0.7537	0.7721	0.7708

	THREE MONTHS ENDED MARCH 31,
	2020 (US$)	2019 (US$)	2018 (US$)
Closing	0.7049	0.7483	0.7756
High	0.7710	0.7637	0.8138
Low	0.6898	0.7353	0.7641
Average	0.7443	0.7522	0.7910

On July 22, 2020, the closing exchange rate as quoted by the Bank of Canada was CDN$1.00 = US$0.7452.

CONSOLIDATED CAPITALIZATION

Since March 31, 2020, the date of our most recently filed interim unaudited condensed consolidated financial statements, there have been no changes in our share capital on a consolidated basis other than as outlined under “Prior Sales”.

The following table sets forth our cash, cash equivalents and short-term investments, and capitalization as of March 31, 2020 on:

∎	an actual basis; and

∎

on an adjusted basis to give effect to the issue and sale of 13,333,334 common shares in this Offering at the public offering price of US$15.00 per share, after deducting the Underwriters’ Fee and estimated Offering expenses.

This table should be read in conjunction with our unaudited condensed consolidated interim financial statements as at and for the three month period ended March 31, 2020. Figures are in thousands of U.S. dollars, except share data.

	AS AT MARCH 31, 2020
	ACTUAL		AS ADJUSTED
Number of common shares issued and outstanding		112,487,162		125,820,496

Cash, cash equivalents and short-term investments	US$	286,120	US$	473,620

Derivative warrant liability	US$	19,499	US$	19,499

Shareholders’ equity:
Share capital – common shares		794,932		982,432
Contributed surplus		25,621		25,621
Deficit		(556,340)		(556,340)
Accumulated other comprehensive loss		(805)		(805)

Total shareholders’ equity		263,408		450,908

Total capitalization	US$	282,907	US$	470,407

The number of common shares that will be outstanding immediately after this Offering as shown above is based on 112,487,162 common shares outstanding as of March 31, 2020, and excludes:

∎	9,684,588 common shares issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted average exercise price of US$8.51 per common share;

∎	1,690,944 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted average exercise price of US$3.00 per common share; and

∎	5,976,307 common shares reserved for future issuance under our stock option plans as of March 31, 2020.

Subsequent to March 31, 2020, and through the date of this prospectus supplement:

∎	we granted an additional 1,820,940 stock options with a weighted average exercise price of US$16.61 per common share; and

∎	we issued an additional 320,200 common shares upon the exercise of stock options.

TRADING PRICE AND VOLUME

Common Shares

Our common shares are listed and posted for trading on the TSX in Canada under the trading symbol “AUP” and on the Nasdaq in the United States under the trading symbol “AUPH”.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume of common shares traded for each month on the TSX.

TSX

MONTH	PRICE RANGE (CDN$)		TOTAL VOLUME
	HIGH	LOW
July, 2019	$8.60	$7.95	479,313
August, 2019	$8.52	$7.16	548,533
September, 2019	$8.82	$6.98	818,845
October, 2019	$7.19	$4.70	1,469,100
November, 2019	$10.67	$6.43	2,124,268
December, 2019	$28.59	$9.75	7,220,964
January, 2020	$28.39	$22.70	3,165,354
February, 2020	$27.10	$22.09	2,872,922
March, 2020	$25.33	$14.38	6,060,962
April, 2020	$25.06	$19.62	2,946,415
May, 2020	$26.23	$20.65	2,853,549
June, 2020	$22.95	$19.84	7,133,114
July 1 – 22, 2020	$22.50	$19.28	2,105,559

At the close of business on July 22, 2020 the last trading day prior to the date of this prospectus supplement, the price of the common shares as quoted by the TSX was CDN$22.28.

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and the volume of common shares traded for each month on the Nasdaq.

Nasdaq

MONTH	PRICE RANGE (US$)		TOTAL VOLUME
	HIGH	LOW
July, 2019	$6.67	$6.05	7,675,300
August, 2019	$6.46	$5.37	10,267,400
September, 2019	$6.63	$5.27	16,499,300
October, 2019	$5.42	$3.25	33,557,600
November, 2019	$7.98	$4.88	35,035,800
December, 2019	$21.93	$7.32	148,834,350
January, 2020	$20.81	$17.81	41,313,293
February, 2020	$20.48	$16.43	26,298,351
March, 2020	$18.89	$9.83	43,695,959
April, 2020	$17.98	$13.81	25,632,964
May, 2020	$18.72	$14.94	24,059,956
June, 2020	$16.91	$14.55	21,701,153
July 1 – 22, 2020	$16.77	$14.26	19,023,825

At the close of business on July 22, 2020 the last trading day on the Nasdaq prior to the date of this prospectus supplement, the price of the common shares quoted by the Nasdaq was US$16.66.

PRIOR SALES

Common Shares

The following table summarizes details of the common shares we issued during the 12 month period prior to July 22, 2020.

MONTH OF ISSUANCE	SECURITY	PRICE PER SECURITY		NUMBER OF SECURITIES
July, 2019	Common Shares (2)	CDN$	4.31	3,800
July, 2019	Common Shares (2)	CDN$	3.65	20,000
July, 2019	Common Shares (2)	CDN$	4.21	3,000
July, 2019	Common Shares (2)	CDN$	4.73	10,000
August, 2019	Common Shares (2)	CDN$	4.73	10,000
August, 2019	Common Shares (2)	CDN$	3.96	10,000
August, 2019	Common Shares (2)	CDN$	4.25	10,000
August, 2019	Common Shares (2)	CDN$	3.50	20,000
August, 2019	Common Shares (2)	CDN$	6.42	30,000
September, 2019	Common Shares (2)	CDN$	8.04	10,000
September, 2019	Common Shares (2)	CDN$	9.45	20,000
September, 2019	Common Shares (3)	USD$	6.40	2,345,250
October, 2019	Common Shares (2)	CDN$	3.91	20,000
October, 2019	Common Shares (2)	CDN$	4.25	21,000
November, 2019	Common Shares (1)	USD$	3.00	50,000
December, 2019	Common Shares (2)	CDN$	3.39	15,000
December, 2019	Common Shares (2)	CDN$	3.50	200,000
December, 2019	Common Shares (2)	CDN$	3.66	68,601
December, 2019	Common Shares (2)	CDN$	3.91	15,500
December, 2019	Common Shares (2)	CDN$	3.95	8,889
December, 2019	Common Shares (2)	CDN$	3.96	20,000
December, 2019	Common Shares (2)	CDN$	4.21	1,014,355
December, 2019	Common Shares (2)	CDN$	4.25	546,901
December, 2019	Common Shares (2)	CDN$	4.31	20,000
December, 2019	Common Shares (2)	CDN$	4.45	7,000
December, 2019	Common Shares (2)	CDN$	4.73	10,000
December, 2019	Common Shares (2)	CDN$	5.19	7,000
December, 2019	Common Shares (2)	CDN$	6.42	313,333
December, 2019	Common Shares (2)	CDN$	6.52	215,963
December, 2019	Common Shares (2)	CDN$	6.56	5,000
December, 2019	Common Shares (2)	CDN$	7.06	50,000
December, 2019	Common Shares (2)	CDN$	7.59	3,611
December, 2019	Common Shares (2)	CDN$	7.70	1,800
December, 2019	Common Shares (2)	CDN$	8.04	114,375
December, 2019	Common Shares (2)	CDN$	8.39	3,750
December, 2019	Common Shares (2)	CDN$	9.45	216,528
December, 2019	Common Shares (1)	USD$	3.00	1,782,222
December, 2019	Common Shares (3)	USD$	15.00	12,782,439
January, 2020	Common Shares (2)	CDN$	3.66	50,000
January, 2020	Common Shares (2)	CDN$	3.96	2,500
January, 2020	Common Shares (2)	CDN$	4.21	155,554
January, 2020	Common Shares (2)	CDN$	4.25	65,877
January, 2020	Common Shares (2)	CDN$	6.42	38,890
January, 2020	Common Shares (2)	CDN$	6.52	40,193

MONTH OF ISSUANCE	SECURITY	PRICE PER SECURITY		NUMBER OF SECURITIES
January, 2020	Common Shares (2)	CDN$	7.59	10,833
January, 2020	Common Shares (2)	CDN$	7.70	4,167
January, 2020	Common Shares (2)	CDN$	8.04	17,165
January, 2020	Common Shares (2)	CDN$	9.45	14,747
January, 2020	Common Shares (1)	USD$	3.00	500
February, 2020	Common Shares (2)	CDN$	3.96	2,500
February, 2020	Common Shares (2)	CDN$	4.21	23,793
February, 2020	Common Shares (2)	CDN$	6.42	19,444
February, 2020	Common Shares (2)	CDN$	6.52	22,545
February, 2020	Common Shares (2)	CDN$	7.06	20,000
February, 2020	Common Shares (2)	CDN$	8.04	6,181
February, 2020	Common Shares (2)	CDN$	9.45	4,167
March, 2020	Common Shares (2)	CDN$	4.21	1,806
March, 2020	Common Shares (2)	CDN$	6.42	19,444
March, 2020	Common Shares (2)	CDN$	6.52	115,556
March, 2020	Common Shares (2)	CDN$	8.04	46,079
March, 2020	Common Shares (2)	CDN$	9.45	6,946
April, 2020	Common Shares (2)	CDN$	6.42	30,000
April, 2020	Common Shares (2)	CDN$	6.52	15,277
April, 2020	Common Shares (2)	CDN$	8.04	10,936
April, 2020	Common Shares (2)	CDN$	9.45	5,556
May, 2020	Common Shares (2)	CDN$	4.21	2,000
May, 2020	Common Shares (2)	CDN$	4.31	16,200
May, 2020	Common Shares (2)	CDN$	6.42	38,889
May, 2020	Common Shares (2)	CDN$	6.52	13,528
May, 2020	Common Shares (2)	CDN$	8.04	5,590
June, 2020	Common Shares (2)	CDN$	4.45	50,000
June, 2020	Common Shares (2)	CDN$	6.52	17,361
June, 2020	Common Shares (2)	CDN$	8.04	12,395
July, 2020	Common Shares (2)	CDN$	3.91	20,000
July, 2020	Common Shares (2)	CDN$	4.45	43,337
July, 2020	Common Shares (2)	CDN$	6.52	11,111
July, 2020	Common Shares (2)	CDN$	7.06	20,000
July, 2020	Common Shares (2)	CDN$	8.04	8,020

Total				21,014,404

Note:

(1)	Issued upon exercise of previously issued warrants.
(2)	Issued upon exercise of previously issued stock options.
(3)	Issued pursuant to our September 13, 2019 at-the-market offering.

Stock Options

The following table summarizes details of the stock options we granted during the 12 month period prior to July 22, 2020.

MONTH OF GRANT	SECURITY	GRANT PRICE PER SECURITY (CDN$)		NUMBER OF SECURITIES
July, 2019	Stock Options	CDN$	8.39	165,000
August, 2019	Stock Options	CDN$	7.85	455,000
September, 2019	Stock Options	CDN$	7.47	10,000
September, 2019	Stock Options	CDN$	7.56	15,000
October, 2019	Stock Options	CDN$	6.43	10,000
October, 2019	Stock Options	CDN$	6.19	300,000
October, 2019	Stock Options	CDN$	6.79	5,000
November, 2019	Stock Options	CDN$	7.59	50,000
December, 2019	Stock Options	CDN$	23.99	15,000
December, 2019	Stock Options	CDN$	24.59	15,000
January, 2020	Stock Options	CDN$	24.22	1,393,900
January, 2020	Stock Options	CDN$	26.11	15,000
January, 2020	Stock Options	CDN$	27.85	15,000
February, 2020	Stock Options	CDN$	25.63	15,000
February, 2020	Stock Options	CDN$	25.79	412,776
February, 2020	Stock Options	CDN$	26.12	15,000
March, 2020	Stock Options	CDN$	21.12	633,557
March, 2020	Stock Options	CDN$	16.36	17,500
March, 2020	Stock Options	CDN$	18.16	15,000
March, 2020	Stock Options	CDN$	20.79	25,000
April, 2020	Stock Options	CDN$	20.07	5,000
April, 2020	Stock Options	CDN$	20.36	15,000
April, 2020	Stock Options	CDN$	21.17	50,000
April, 2020	Stock Options	CDN$	21.41	95,000
April, 2020	Stock Options	CDN$	22.36	105,000
April, 2020	Stock Options	CDN$	23.30	15,000
April, 2020	Stock Options	CDN$	22.90	147,440
May, 2020	Stock Options	CDN$	24.24	488,500
May, 2020	Stock Options	CDN$	23.78	50,000
May, 2020	Stock Options	CDN$	23.45	15,000
May, 2020	Stock Options	CDN$	21.96	33,000
June, 2020	Stock Options	CDN$	21.84	7,000
June, 2020	Stock Options	USD$	15.20	10,000
June, 2020	Stock Options	USD$	15.75	245,000
June, 2020	Stock Options	USD$	15.62	25,000
June, 2020	Stock Options	USD$	16.30	185,000
June, 2020	Stock Options	USD$	16.02	130,000
July, 2020	Stock Options	USD$	14.71	10,000
July, 2020	Stock Options	USD$	15.48	120,000
July, 2020	Stock Options	USD$	15.95	5,000
July, 2020	Stock Options	USD$	16.25	65,000

Total				5,418,673

USE OF PROCEEDS

We estimate that the net proceeds from this Offering will be approximately US$187.5 million (or US$215.7 million if the Option is exercised in full) after deducting the Underwriters’ Fee of US$12.0 million (or US$13.8 million if the Option is exercised in full) and our Offering expenses, which are estimated to be US$500,000.

We expect to use the net proceeds of this Offering (without giving effect to the exercise of the Option to support the build out of a world class pharmaceutical company as follows:

CATEGORY OF ACTIVITY	DESCRIPTION OF UNDERLYING ACTIVITIES	ESTIMATED ALLOCATED PROCEEDS
Pre-commercial and launch related activities

∎   Commercial production of voclosporin to prepare for commercial launch for use in LN

∎   Pre-marketing activities for voclosporin for use in LN (or other indications as applicable)

∎   Launch activities for sales of voclosporin for use in LN (or other indications as applicable)

∎   Regulatory costs associated with submission of NDA for FDA approval of use of voclosporin in LN for the United States, as well as similar filings in other jurisdictions

∎   Building out human resource capabilities on the commercial sales and marketing team

∎   Build out of designated manufacturing space with drug product suppliers

US$117 million to US$143 million

Research and development activities	∎ Ongoing clinical activities for use of voclosporin in LN and DES (such as the AUDREY study) ∎ Clinical trials for exploring the use of voclosporin in other proteinuric diseases	US$28 million to US$34 million

We intend to use the remaining proceeds for working capital and other general corporate purposes. In addition, we believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of, or investments in, complementary companies, medicines or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions, in-licenses or investments at this time, we may use a portion of the net proceeds for these purposes.

If the Option is exercised, we intend to allocate the additional net proceeds to further advance the development of our pipeline in LN and DES, as well as potential other indications, and for general corporate purposes.

In respect of the research and development activities outlined above, further information in respect of our LN program, including the steps to proceed to commercialization, is set out under the heading “Summary Description of Business”, as well as in the documents incorporated by reference. The steps for commercialization of the use of VOS for DES are generally the same as those described for use of LN, assuming positive results from the AUDREY study. While our research and development programs to date have generally been conducted by us, with the assistance of clinical research organizations, future programs may be conducted by us or by third parties. The costs and timing of commercialization for other indications will vary depending on the specific disease being investigated, as that could impact study population sizes, among other things, which would impact costs. We will provide further details with respect to future research and development programs in our continuous disclosure documents as they are determined.

We believe that the net proceeds from this Offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements at least into the fourth quarter of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Although we intend to use the net proceeds from this Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Any unallocated funds from the net proceeds of this Offering, if any, may be added to general working capital and expended at the discretion of management. See “Risk Factors”.

The actual amount that we spend in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common shares in this Offering and the net tangible book value per share of our common shares after this Offering. As of March 31, 2020, we had a historical net tangible book value of US$252.5 million, or US$2.24 per common share. Our net tangible book value represents total tangible assets less total liabilities, divided by the number of common shares outstanding on March 31, 2020.

After giving effect to the sale and issue of 13,333,334 common shares in this Offering at the public offering price of US$15.00 per share, and after deducting the Underwriters’ Fee and estimated Offering expenses, our as adjusted net tangible book value as of March 31, 2020 would have been US$440.0 million, or US$3.50 per share. This represents an immediate increase in our as adjusted net tangible book value of US$1.26 per share to existing shareholders and an immediate dilution of US$11.50 per share to new investors. The following table illustrates this per share dilution:

Public offering price per common share			US$15.00
Historical net tangible book value per share as of March 31, 2020	US$	2.24
Increase in as adjusted net tangible book value per common share attributable to new investors		1.26

As adjusted net tangible book value per common share after this Offering			3.50

Dilution per common share to new investors participating in this Offering			US$11.50

If the Underwriters fully exercise the Option to purchase Additional Offered Shares, our as adjusted net tangible book value after this Offering would increase to US$3.66 per share, and there would be an immediate dilution of US$11.34 per share to new investors.

The number of common shares that will be outstanding immediately after this Offering as shown above is based on 112,487,162 common shares outstanding as of March 31, 2020, and excludes:

∎	9,684,558 common shares issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted average exercise price of US$8.51 per common share;

∎	1,690,944 common shares issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted average exercise price of US$3.00 per common share; and

∎	5,976,307 common shares reserved for future issuance under our stock option plans as of March 31, 2020.

Subsequent to March 31, 2020, and through the date of this prospectus supplement:

∎	we granted an additional 1,820,940 stock options with a weighted average exercise price of US$16.61 per common share; and

∎	we issued an additional 320,200 common shares upon the exercise of stock options.

To the extent that outstanding stock options and warrants are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT

Common Shares

We are authorized to issue an unlimited number of common shares, without nominal or par value. As of March 31, 2020, there were 112,487,162 common shares issued and outstanding, 9,684,558 common shares issuable upon exercise of outstanding stock options and 1,690,944 common shares issuable upon exercise of common share purchase warrants. Subsequent to March 31, 2020, we granted an additional 1,820,940 common shares issuable upon exercise of outstanding stock options and issued an additional 320,200 common shares upon the exercise of stock options.

The holders of common shares are entitled to one vote per share held at meetings of shareholders, to receive such dividends as declared and to receive a share of the remaining property and assets upon dissolution or winding up of Aurinia. The common shares are not subject to any future call or assessment and there are no statutory pre-emptive, conversion or redemption rights attached to such common shares.

We have not paid any dividends to date on the common shares. We do not expect to pay any dividends on the common shares for the foreseeable future.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from us, payable in cash to Aurinia against delivery, the respective number of common shares shown opposite its name below:

UNDERWRITER	NUMBER OF COMMON SHARES
Jefferies LLC	5,666,667
SVB Leerink LLC	5,666,667
Cantor Fitzgerald & Co.	1,000,000
Oppenheimer & Co. Inc.	500,000
H.C. Wainwright & Co., LLC	500,000

Total	13,333,334

The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent such as the receipt by the Underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The Underwriting Agreement provides that the Underwriters will purchase all of the common shares if any of them are purchased. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. We have agreed to indemnify the Underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act (British Columbia), and to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

The Underwriters have advised us that, following the completion of this Offering, they currently intend to make a market in the common shares as permitted by applicable laws and regulations. However, the Underwriters are not obligated to do so, and the Underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The Underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the Underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at the discretion of the Representatives upon the occurrence of certain stated events, including “disaster out”, “market out”, “material adverse change out”, “material change or change in material fact out”, “litigation out” and “regulatory out” rights of termination.

Commission and Expenses

The Underwriters have advised us that they propose to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers, which may include the Underwriters, at that price less a concession not in excess of US$0.54 per share. After this Offering, the public offering price and concession to dealers may be reduced by the Representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the Underwriters and the proceeds, before expenses, to us in connection with this Offering. Such amounts are shown assuming both no exercise and full exercise of the Option to purchase additional common shares.

	PER SHARE				TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES		WITH OPTION TO PURCHASE ADDITIONAL SHARES		WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES		WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	US$	15.00	US$	15.00	US$	200,000,010.00	US$	230,000,010.00
Underwriting discounts and commissions paid by us	US$	0.90	US$	0.90	US$	12,000,000.60	US$	13,800,000.60
Proceeds to us, before expenses	US$	14.10	US$	14.10	US$	188,000,009.40	US$	216,200,009.40

We estimate expenses payable by us in connection with this Offering, other than the underwriting discounts and commissions referred to above, will be approximately US$500,000.

Listing

Our common shares are listed on the Nasdaq under the trading symbol “AUPH” and on the TSX under the symbol “AUP”. We have applied to list the common shares offered by this prospectus supplement on the Nasdaq. Listing will be subject to us fulfilling all of the requirements of the Nasdaq. We have also applied to list the common shares offered by this prospectus supplement on the TSX. Listing will be subject to us fulfilling all of the requirements of the TSX.

Stamp Taxes

If you purchase common shares offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase in addition to the Offering Price.

Option to Purchase Additional Shares

We have granted to the Underwriters an Option, exercisable for 30 days from the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,000,000 common shares from us at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the Underwriters exercise this Option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional common shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our executive officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

∎	offer, pledge, sell or contract to sell any common shares;

∎	sell any stock option or contract to purchase any common shares;

∎	purchase any stock option or contract to sell any common shares;

∎	otherwise dispose of or transfer any common shares;

∎	request or demand that we file a registration statement related to the common shares;

∎	effect a reverse share split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding common shares;

∎

enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common shares, whether any such swap, agreement or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise; or

∎	publicly announce any of the foregoing.

This restriction terminates after the close of trading of the common shares on and including the 90th day after the date of this prospectus supplement. A certain executive officer may sell an aggregate of up to 25,000 of our common stock during the 90-day lock-up period.

Jefferies LLC and SVB Leerink LLC, acting on behalf of the several Underwriters, may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. Except as described herein, there are no existing agreements between the Underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of common shares prior to the expiration of the lock-up period.

Stabilization

The Underwriters have advised us that they, pursuant to Regulation M under the Exchange Act and certain persons participating in this Offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this Offering. These activities may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the Option to purchase additional common shares in this Offering. The Underwriters may close out any covered short position by either exercising their Option to purchase additional common shares or purchasing our common shares in the open market. In determining the source of common shares to close out the covered short position, the Underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the Option to purchase additional common shares.

“Naked” short sales are sales in excess of the Option to purchase additional common shares. The Underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this Offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this Offering. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with this Offering if the common shares originally sold by such syndicate member is purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The Underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The Underwriters may also engage in passive market making transactions in our common shares on the Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common shares in this Offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the Underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The Underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the Underwriters’ websites and any information contained in any other web site maintained by any of the Underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by us or the Underwriters and should not be relied upon by investors.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS and will be deposited with CDS at the closing of this Offering, which is anticipated to be on or about July 27, 2020 or such other date as may be agreed upon between us and the Representatives. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. We expect that delivery of the Offered Shares will be made against payment therefor on or about the date of closing of this Offering, which will be the third business day following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade common shares prior to the closing date of this Offering may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade common shares prior to the closing date of this Offering should consult their own advisors.

Other Activities and Relationships

The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the Underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The Underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common shares offered hereby. The Underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

This prospectus supplement is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (the “Corporations Act”), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus supplement in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus supplement is void and incapable of acceptance.

You warrant and agree that you will not offer any of the Offered Shares issued to you pursuant to this prospectus supplement for resale in Australia within 12 months of those Offered Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any securities which are the subject of this Offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters or Underwriters nominated by us for any such offer; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, Underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as “qualified investors” (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

This Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (the “FIEL”), and the initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the securities or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to this Offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In this summary, an otherwise undefined term that first appears in quotation marks has the meaning ascribed to it in the Income Tax Act (Canada) (the “Canadian Tax Act”).

In the opinion of Borden Ladner Gervais LLP, Canadian legal counsel to Aurinia, and Stikeman Elliott LLP, Canadian legal counsel to the Underwriters, the following fairly summarizes the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable as of this date to an investor who acquires as beneficial owner common shares pursuant to this Offering and who, at all relevant times for the purposes of the Canadian Tax Act,

∎	deals at arm’s length with Aurinia and the Underwriters,

∎	is not affiliated with Aurinia or the Underwriters,

∎	holds all common shares as capital property, and

is not, at any relevant time for those purposes,

∎	exempt from tax under Part I of the Canadian Tax Act,

∎	a “financial institution” for the purposes of the “mark-to-market” property rules in the Canadian Tax Act,

∎	a “specified financial institution,”

∎	an entity or partnership an interest in which is a “tax shelter investment,”

∎	a taxpayer who reports its “Canadian tax results” in a currency other than Canadian currency, or

∎	a taxpayer, any of whose common shares will be the subject of a “derivative forward agreement,” “synthetic disposition arrangement”, or “dividend rental arrangement”

(each such shareholder, in this summary, a “Holder”).

A Holder’s common shares will generally be considered to be capital property of the Holder provided that the Holder does not use the common shares in the course of carrying on a business of trading or dealing in securities, and has not acquired or been deemed to have acquired the common shares in one or more transactions considered to be an adventure or concern in the nature of trade. A Holder who is resident in Canada and whose common shares might not otherwise be capital property may, subject to certain restrictions and limitations in the Canadian Tax Act, be entitled to elect irrevocably pursuant to subsection 39(4) of the Canadian Tax Act that the Holder’s common shares, and every other “Canadian security” of the Holder, be capital property. Any Holder who is considering making a subsection 39(4) election should consult the Holder’s Canadian tax advisers before making the election.

This summary is based on the current provisions of the Canadian Tax Act and the Income Tax Regulations (Canada) (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Canadian Tax Act or Regulations publicly announced by or on behalf of the Minister of Finance of Canada on or before the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). It is assumed that all such amendments will be enacted as currently proposed and that there will be no other change to the Canadian Tax Act, the Regulations, or the CRA’s administrative policies and assessing practices, although no assurance can be given in these respects. This summary does not otherwise take into account or anticipate any change in law or administrative policy or assessing practice whether by legislative, governmental, or judicial decision or action, and does not take into account or consider any provincial, territorial or foreign income tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed below.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident person or group of non-resident persons for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Holders should consult their Canadian tax advisers with respect to the consequences of acquiring common shares.

In addition, this summary does not address the deductibility of interest by a Holder that has borrowed money or otherwise incurred debt in connection with the acquisition of common shares. Such Holders should consult their Canadian tax advisers on this matter.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Each Holder should consult the Holder’s own tax advisers with respect to the tax and legal consequences of acquiring, holding, and disposing of common shares applicable to the Holder’s particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, all amounts relevant to computing a Holder’s liability for tax (including dividends, adjusted cost base, and proceeds of disposition) under the Canadian Tax Act must, for the purposes of the Canadian Tax Act, be determined in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA. The amount of any dividend required to be included in a Holder’s income, or of any capital gain or capital loss realized by a Holder, may be affected by fluctuations in the Canadian dollar against other currencies.

Adjusted Cost Base

A Holder’s initial adjusted cost base of the Holder’s common shares acquired pursuant to this Offering will be determined by averaging the cost of those common shares with the Holder’s adjusted cost base of all common shares owned by the Holder as capital property immediately before the acquisition.

Resident Holders

The following section of this summary applies solely to Holders each of whom at all relevant times is or is deemed to be resident solely in Canada for the purposes of the Canadian Tax Act (each a “Resident Holder”).

Dividends

A Resident Holder who is an individual (other than certain trusts) and receives or is deemed to receive a dividend on the Resident Holder’s common shares in a taxation year will generally be required to include the amount of the dividend in income for the taxation year and be subject to the gross-up and dividend tax credit rules applicable to a “taxable dividend” received from a “taxable Canadian corporation,” including the enhanced gross-up and dividend tax credit rules applicable to any dividend that Aurinia designates as an “eligible dividend” in accordance with the Canadian Tax Act. There may be limitations on the ability of Aurinia to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will generally be required to include the amount of any such dividend in its income for the taxation year, and entitled to deduct an equivalent amount from its taxable income for the year. In certain circumstances, subsection 55(2) of the Canadian Tax Act may deem some or all of the dividend to be proceeds of disposition or a gain from the disposition of capital property rather than a dividend, in which case the rules described below under “Capital Gains and Capital Losses” would apply. Corporate Resident Holders should consult their own tax advisers regarding the potential application of subsection 55(2) to their particular circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” may be subject to refundable tax under Part IV of the Canadian Tax Act on dividends received or deemed to be received on the common shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of Common Shares

A Resident Holder who disposes or is deemed to dispose of a common share in a taxation year will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the common shares determined immediately before the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses.”

Capital Gains and Capital Losses

A Resident Holder who realizes or is deemed to realize a capital gain or capital loss in a taxation year on the disposition of a common share will generally be required to include one half of any such capital gain (a “taxable capital gain”) in income for the year, and entitled to deduct one half of any such capital loss (an “allowable capital loss”) from taxable capital gains realized by the Resident Holder in the year or, to the extent not so deductible, in any of the Resident Holder’s three preceding taxation years or any subsequent taxation year, subject to the detailed rules in the Canadian Tax Act regarding the deductibility of allowable capital losses.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Resident Holder that is a corporation may be reduced by the amount of dividends that the Resident Holder received or is deemed to have received on the common share or a share substituted therefor, to the extent and in the circumstances specified by the Canadian Tax Act. Similar rules may apply to a common share owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisers.

Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” may be liable to pay an additional refundable tax on certain investment income including taxable capital gains, and dividends or deemed dividends that are not deductible in computing taxable income.

Alternative Minimum Tax

A Resident Holder who is an individual (including certain trusts) and realizes a capital gain or receives a dividend may thereby be subject to alternative minimum tax under the Canadian Tax Act. Such Resident Holders should consult their own tax advisers in this regard.

Non-resident Holders

The following section of this summary is applicable solely to Holders each of whom, at all relevant times for the purposes of the Canadian Tax Act,

∎	is not resident in Canada,

∎	does not use or hold, and is not deemed to use or hold, common shares in connection with carrying on a business in Canada, and

∎	is not an insurer that carries on business in Canada and elsewhere,

(each a “Non-resident Holder”).

Disposition of Common Shares

A Non-resident Holder who disposes or is deemed to dispose of a common share generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain, or entitled to deduct any capital loss, thereby realized unless the common share, at the time of the disposition,

∎	is “taxable Canadian property,” and

∎	is not “treaty-protected property,”

of the Non-resident Holder.

Generally, a Non-resident Holder’s common share should not be taxable Canadian property to the Non-resident Holder at the time of disposition if at that time the common shares are listed on a designated stock exchange (which currently includes the TSX and the Nasdaq) unless, at the time of disposition or at any time in the preceding 60 months,

∎

the Non-resident Holder, one or more persons with whom the Non-resident Holder did not deal at arm’s length for the purposes of the Canadian Tax Act, or one or more partnerships in which the Non-resident Holder or persons with whom the Non-resident Holder did not deal at arm’s length holds or held a membership interest (either directly or indirectly through one or more partnerships), alone or in any combination owned 25% or more of the issued shares of any class of shares of Aurinia, and

∎

the common share derived more than 50% of its fair market value directly or indirectly from one, or any combination of, real or immovable property situated in Canada, “Canadian resource properties,” “timber resource properties,” or options in respect of, interests in, or for civil law purposes rights in, any such property, whether or not the property exists.

Notwithstanding the foregoing, a common share may also be deemed to be taxable Canadian property to a Non-resident Holder in certain circumstances.

Generally, a Non-resident Holder’s common shares will be treaty-protected property at the time of disposition if, at that time, the terms of a tax treaty between Canada and another country exempt the Non-resident Holder from tax under Part I of the Canadian Tax Act on any gain from the disposition of the common shares.

Non-resident Holders should consult their own tax advisers regarding whether their common shares are taxable Canadian property or treaty-protected property.

A Non-resident Holder who disposes or is deemed to dispose of a common share in a taxation year at a time when the common share is taxable Canadian property and is not treaty-protected property of the Non-resident Holder generally will be required to file a Canadian tax return to report the disposition. The Non-resident Holder generally will be required to include any resulting taxable capital gain in the Non-resident Holder’s taxable income earned in Canada for the taxation year, and entitled to deduct any resulting allowable capital loss from taxable capital gains included in the Non-resident Holder’s taxable income earned in Canada for the year or, to the extent not so deductible, in any of the Non-resident Holder’s three preceding taxation years or any subsequent taxation year, subject to the detailed rules regarding the deductibility of allowable capital losses in the Canadian Tax Act.

Dividends

A Non-resident Holder to whom a dividend is or is deemed to be paid or credited on the Non-resident Holder’s common shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty between Canada and another country. The rate of withholding tax under the Canada-U.S. Income Tax Convention (1980) (the “U.S.-Canada Treaty”) applicable to a dividend paid or credited to a Non-resident Holder who beneficially owns the dividend, and is a resident of the United States under the U.S.-Canada Treaty and entitled to its benefits, is 5% if the Non-resident Holder is a company that owns (or is considered to own) at least 10% of Aurinia’s voting stock, and 15% in any other case.

ELIGIBILITY FOR INVESTMENT

In the opinion of Borden Ladner Gervais LLP, Canadian legal counsel to Aurinia, and Stikeman Elliott LLP, Canadian legal counsel to the Underwriters, based on the current provisions of the Canadian Tax Act and the Regulations, a common share offered hereunder will be a “qualified investment” under the Canadian Tax Act and the Regulations for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account” (each one a “Registered Plan”), or a “deferred profit sharing plan” (as those terms are defined in the Canadian Tax Act), provided that the common share is listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the TSX and the Nasdaq) when it is acquired. Notwithstanding that a common share may be a qualified investment for a Registered Plan, if the common share is a “prohibited investment” within the meaning of the Canadian Tax Act for a Registered Plan, the annuitant, holder, or subscriber of the Registered Plan, as the case may be (the “Controller”) will be subject to penalty taxes as set out in the Canadian Tax Act. A common share will generally not be a prohibited investment for a Registered Plan if the Controller:

∎	deals at arm’s length with Aurinia for the purposes of the Canadian Tax Act, and

∎	does not have a “significant interest” (as defined in the Canadian Tax Act) in Aurinia.

Generally, a Controller of a Registered Plan will not have a significant interest in Aurinia unless the Controller owns, directly or indirectly, 10% or more of the outstanding shares of any class of Aurinia or any corporation related to Aurinia, either alone or together with persons with which the Controller is related or does not deal at arm’s length for the purposes of the Canadian Tax Act or certain partnerships or trusts. In addition, a common share will not be a “prohibited investment” if the common share is “excluded property” as defined in the Canadian Tax Act for a Registered Plan.

Purchasers of common shares should consult their own tax advisers with respect to whether common shares would be prohibited investments having regard to their particular circumstances.

MATERIAL U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase common shares pursuant to this Offering and hold such common shares as capital assets. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons subject to Section 451(b) of the Code, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences relating to an investment in the common shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of common shares.

Persons considering an investment in common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for the year ended December 31, 2019. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may hold a substantial amount of cash and cash equivalents following this Offering, and because the calculation of the value of our assets may be based in part on the value of common shares, which may fluctuate considerably, we may also be a PFIC in future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our common shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to common shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our common shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as we intend the common shares to be. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the common shares are readily tradable on an established securities market in the United States, dividends paid on common shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of common shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in common shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

AGENT FOR SERVICE OF PROCESS

Peter S. Greenleaf, David R. W. Jayne, George M. Milne, Jr., Joseph P. Hagan, and Timothy P. Walbert are our directors that reside outside of Canada. Joseph M. Miller is our Chief Financial Officer who has signed a certificate to this prospectus supplement, and resides outside of Canada. Each of these persons has appointed the following agent for service of process in Canada:

NAME OF PERSON	NAME AND ADDRESS OF AGENT
Peter S. Greenleaf, David R. W. Jayne, George M. Milne, Jr., Joseph P. Hagan, Timothy P. Walbert and Joseph M. Miller	Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, Canada V7X 1T2

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, relating to this Offering of our common shares, of which this prospectus supplement forms a part. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such registration statement and the exhibits thereto for further information with respect to us and the common shares.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act, and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You can read our SEC filings, including this prospectus supplement, over the Internet at the SEC’s website at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of the Province of Alberta. Most of our officers and directors and some of the experts named in this prospectus supplement are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. We have appointed CT Corporation System as our agent for service of process in the United States. We have also filed with the SEC, concurrently with the registration statement on Form F-10 relating to the accompanying prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning this Offering.

However, it may be difficult for U.S. investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Aurinia’s civil liability and the civil liability of such officers or directors under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. We have been advised by our Canadian counsel, Borden Ladner Gervais LLP, that, subject to certain limitations, a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws may be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Aurinia has also been advised by Borden Ladner Gervais LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on our behalf by Borden Ladner Gervais LLP with respect to Canadian legal matters and by Cooley LLP, Palo Alto, California with respect to U.S. legal matters and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and by Goodwin Procter LLP, New York, New York with respect to U.S. legal matters.

INTEREST OF EXPERTS

The partners and associates of Borden Ladner Gervais LLP (Canadian counsel for Aurinia), as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of Aurinia. The partners and associates of Stikeman Elliott LLP (Canadian counsel for the Underwriters), as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of Aurinia.

PricewaterhouseCoopers LLP, our auditor, issued an auditor’s report dated March 4, 2020 in respect of our consolidated financial statements, which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018, and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2019 and December 31, 2018, and the related notes. PricewaterhouseCoopers LLP has advised us that they are independent with respect to Aurinia Pharmaceuticals Inc. within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto, irrespective of the determination at a later date of the purchase price of the securities being distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

Before the filing of this prospectus supplement, we held a road show on July 22, 2020 where we made presentations to potential investors. These presentations constitute “marketing materials” under Canadian securities laws.

In doing so, we and the Underwriters relied on a provision in applicable securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file “marketing materials” relating to those road shows on SEDAR or include or incorporate those marketing materials in the prospectus supplement. We and the Underwriters can only do that if they give Canadian investors who viewed the presentations a contractual right in the event the marketing materials contain a misrepresentation.

Pursuant to that provision, we and the Underwriters have agreed that in the event the marketing materials relating to the road show contain a misrepresentation (as defined in securities legislation in British Columbia, Alberta and Ontario), a purchaser resident in British Columbia, Alberta and Ontario who was presented with those marketing materials in connection with the road show and who purchases the securities offered by this prospectus supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against us and the Underwriters with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this prospectus supplement.

However, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road show have been modified or superseded by a statement in this prospectus supplement.

CERTIFICATE OF AURINIA PHARMACEUTICALS INC.

Dated: July 22, 2020

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of British Columbia, Alberta and Ontario.

/s/ Peter S. Greenleaf	/s/ Joseph M. Miller
Peter S. Greenleaf	Joseph M. Miller
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

/s/ George M. Milne, Jr.	/s/ Joseph P. Hagan
George M. Milne, Jr.	Joseph P. Hagan
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: July 22, 2020

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of British Columbia, Alberta and Ontario.

JEFFERIES SECURITIES, INC.

By:	/s/ Steven A. Latimer
Managing Director

C-2

This short form prospectus has been filed under legislation in British Columbia, Alberta and Ontario, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Subject to an exemption from the delivery requirements, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aurinia Pharmaceuticals Inc. at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia V7X 1T2, Canada, Telephone: (604) 632-3473 and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	June 17, 2020

AURINIA PHARMACEUTICALS INC.

US $500,000,000

Common Shares

Warrants

Subscription Receipts

Debt Securities

Convertible Securities

Units

This short form base shelf prospectus (the “Prospectus”) relates to the issue and sale from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of (i) common shares (“Common Shares”) in the capital of Aurinia Pharmaceuticals Inc. (“we”, “us”, “our”, or “Aurinia”) (ii) warrants to purchase Common Shares (“Warrants”), (iii) subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares, Warrants, Debt Securities or Convertible Securities (“Subscription Receipts”), (iv) debt securities (“Debt Securities”), (v) securities convertible into or exchangeable for Common Shares and/or other Securities (“Convertible Securities”), and (vi) securities comprised of more than one of Common Shares, Warrants, Subscription Receipts, Convertible Securities and/or Debt Securities, offered together as a unit (“Units”) (collectively, the “Securities”) or any combination of such Securities in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to US$500,000,000 (or its equivalent in Canadian dollars or any other currency). The Securities may either be offered by us or by our securityholders. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set out in an accompanying prospectus supplement.

The Common Shares are listed on the Nasdaq Global Market Exchange (the “Nasdaq”), under the symbol “AUPH” and on the Toronto Stock Exchange (the “TSX”), under the symbol “AUP”. On June 16, 2020, the last trading day prior to the filing of this Prospectus, the closing price of the Common Shares was US$15.88 on Nasdaq and CDN$21.58 on the TSX.

All information permitted under securities legislation to be omitted from this Prospectus will be contained in one or more prospectus supplements (each, a “Prospectus Supplement”) that, subject to an exemption from the delivery requirements, will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.

Unless otherwise specified in an applicable Prospectus Supplement, Warrants, Subscription Receipts, Debt Securities, Convertible Securities and Units (other than Common Shares included in the Units) will not be listed on any securities or stock exchanges or on any automated dealer quotation system. There is currently no market through which our Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of our Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”) including sales made directly on the Nasdaq or the TSX or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.

The Securities may be sold pursuant to this Prospectus through underwriters, dealers or agents that we designate from time to time or directly by us at amounts and prices and other terms that we determine. In connection with any underwritten offering of the Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the amount of Securities, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are to be sold and the compensation of such underwriters, dealers of agents.

Our registered office is located at #201, 17873 – 106A Avenue, Edmonton, Alberta, Canada, T5S 1V8. Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia, Canada, V8Z 7X8.

Investing in the Securities involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 14 of this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences are not described herein and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the provincial laws of Alberta, some of our officers and directors and the experts named in this Prospectus are Canadian residents or residents outside of the United States, and all or a substantial portion of our assets and the assets of our officers, directors and experts are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the Securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “CDN$” are to Canadian dollars. This Prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our”, or “Aurinia”, refer to Aurinia Pharmaceuticals Inc., either alone or together with its subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our product and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding our future prospects and make informed investment decisions. These statements, made either in this Prospectus or a document incorporated by reference in this Prospectus, may include, without limitation:

•	our belief that the Phase 2b lupus nephritis (“LN”) AURA-LV (“AURA”) and the Phase 3 LN (“AURORA”) clinical trial had positive results;

•

our belief that the totality of data from both AURORA and AURA clinical trials can potentially serve as the basis for a New Drug Application (“NDA”) submission with the Food and Drug Administration of the United States Government (the “FDA”);

•	our plans to seek regulatory approval of voclosporin for the potential treatment of LN and other podocytopathies;

•	our belief that confirmatory data generated from the AURORA clinical trial and the AURA clinical trial should support regulatory submissions in the United States, Europe and Japan;

•	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as Dry Eye Syndrome (“DES”) have the potential to be of therapeutic value;

•	our belief in the duration of patent exclusivity for voclosporin and that the patents owned by us are valid;

•	our belief in receiving extensions to patent life based on certain events or classifications;

•

our expectation that, upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027;

•

our expectation to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe;

•	our expectation to not receive any royalty revenue pursuant to the 3SBio license in the foreseeable future;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

•

our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	our belief of the key potential benefits of voclosporin in the treatment of LN;

•	our belief that voclosporin has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”);

•

our belief that voclosporin has the potential to address critical needs for LN by controlling active disease rapidly, lowering the overall steroid burden, and doing so with a convenient oral twice-daily treatment regimen;

•

our belief that it may be possible for the AUDREY™ clinical trial to act as one of the two pivotal clinical studies that would support approval by the FDA of ophthalmic solution (“VOS”) for the treatment of DES;

•

our belief that the voclosporin modification of a single amino acid of the cyclosporine molecule may result in a more predictable pharmacokinetic and pharmacodynamics relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring;

•	our plans to file an marketing authorisation application with the European Medicines Agency (“EMA”) by the end of the first quarter of 2021;

•	our target launch date for voclosporin as a treatment for LN in the United States, if approved, in early 2021;

•

our belief in voclosporin being potentially a best-in-class calcineurin inhibitor (the cornerstone of therapy for the prevention of organ transplant rejection) (“CNI”) with benefits over existing commercially available CNIs;

•	our belief that CNIs are a mainstay of treatment for DES;

•	our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including proteinuric kidney diseases and DES;

•	the anticipated commercial potential of voclosporin for the treatment of LN and DES;

•	our plan to expand the voclosporin renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders;

•	our belief that the expansion of the renal franchise could create value for shareholders;

•	our belief that voclosporin, in combination with MMF, has the potential to significantly improve renal response rates in LN versus current standard of care;

•	our intention to use the net proceeds from financings for the stated purposes;

•	our belief that we have sufficient cash resources to adequately fund our plans through 2021;

•	our ability to evaluate voclosporin in additional proteinuric kidney diseases beyond focal segmental glomerularsclerosis (“FSGS”);

•	our belief that we had a positive pre-NDA meeting with the FDA for LN, in February of 2020;

•	our expectation that top-line results from the AUDREY™ clinical trial will become available during the fourth quarter of 2020;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	statements concerning the potential market for voclosporin;

•	our belief that VOS has the potential to compete in the multi-billion-dollar human prescription dry eye market;

•	our belief that additional patents may be granted worldwide based on our filings under the Patent Cooperation Treaty;

•

our belief that patents corresponding to United States Patent No. 10,286,036 issued to us covering dosing protocol, with corresponding FDA granted label, for voclosporin in LN, could be granted with similar claims in all major global pharmaceutical markets;

•	our strategy to become a global biopharmaceutical company;

•	our expectation that pricing for voclosporin will be lower in Europe and Japan than in the United States driven by the specific country’s pricing and reimbursement processes;

•	our intention to submit for marketing approval in the United States and Europe based on the data from AURORA and AURA clinical trials;

•	our plan to evaluate voclosporin in pediatric patients after completion of the study report for AURORA;

•	our belief that the annualized pricing for voclosporin for LN could range between US$45,000 and US$90,000; and

•	the potential impact of COVID-19 on our business operations, nonclinical and clinical trials, regulatory timelines, and potential commercialization.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

•

the assumption that we will successfully complete our clinical programs on a timely basis and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with our clinical trials;

•	the assumption that regulatory requirements and commitments will be maintained;

•

the assumption that we will be able to meet general manufacturing practices (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

•	assumptions about future market activity;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that another company will not create a substantial competitive product for our LN business without violating our intellectual property rights;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

•	the assumptions relating to the capital required to fund operations through 2021.

It is important to know that:

•

actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and

•

forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depend on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this Prospectus could cause our actual results to differ significantly from those contained in any forward-looking statements.

Forward-looking statements made by us involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	difficulties we may experience in completing the development, marketing and commercialization of voclosporin;

•	unknown impact and difficulties imposed by the COVID-19 pandemic on our business operations including nonclinical, clinical,

•	regulatory and commercial activities;

•

the need for additional capital in the future to continue to fund our development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin, including unfavourable results;

•

difficulties in meeting GMP standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining necessary regulatory approvals, including for the commercialization of voclosporin;

•	difficulties in gaining alignment among the key regulatory jurisdictions, the EMA, FDA and the Pharmaceutical and Medical Devices Agency (“PMDA”), which may require further clinical activities;

•	not being able to extend our patent portfolio for voclosporin;

•	our patent portfolio not covering all of our proposed or contemplated uses of voclosporin;

•	the uncertainty that the FDA will approve the use of voclosporin for LN and that the label for such use will follow the dosing protocol pursuant to US Patent No. 10,286,036 granted on May 4, 2019;

•	the market for the LN business (or any other indication for voclosporin) may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar or competing products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other compliance issues or enforcement actions;

•

we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties in retaining key personnel and attracting other qualified individuals;

•	our assets or business activities may be subject to disputes that may result in litigation or other legal claims;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin;

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product; and

•	our ability to raise future resources when required.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference in this Prospectus, as of the date of such documents or, in the case of any Prospectus Supplement, as of the date of such Prospectus Supplement and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated by reference in this Prospectus and not delivered with this Prospectus may be obtained on request without charge from our Corporate Secretary at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, Canada, V7X 1T2, Telephone: (604) 632-3473 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Analysis and Retrieval (“SEDAR”), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta and Ontario, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	our annual information form dated March 4, 2020 for the fiscal year ended December 31, 2019;
(b)

our audited consolidated statements of financial position as at December 31, 2018 and 2019 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 2018 and 2019, including notes thereto and the auditors’ report thereon, as filed on March 5, 2020;

(c)	our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019;
(d)	our unaudited interim condensed consolidated statements of financial position as at and for the period ended March 31, 2020, as filed on May 14, 2020;
(e)	our management’s discussion and analysis of financial condition and results of operations for the period ended March 31, 2020; and
(f)	our management information circular dated April 21, 2020 in connection with the annual general meeting of our shareholders to be held on June 2, 2020 (the “2020 AGM”).

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses that we have filed with a securities commission or similar authority in any jurisdiction of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of Securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Prospectus, that document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A Prospectus Supplement containing the specific terms of any offering of the Securities will, subject to an exemption from the delivery requirements, be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of that Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of the Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular in connection with an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, the management information circular filed in connection with the previous annual meeting of shareholders will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers; and (iii) the consent of PricewaterhouseCoopers LLP.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2019	2018	2017
	US$	US$	US$
Closing	0.7699	0.7330	0.7971
High	0.7699	0.8138	0.8245
Low	0.7353	0.7330	0.7276
Average	0.7537	0.7721	0.7708

On June 16, 2020, the closing exchange rate as quoted by the Bank of Canada was CDN$1.00 = US$0.7376.

CORPORATE STRUCTURE

We are a late clinical-stage biopharmaceutical company with our head office at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Our registered office is located at #201, 17873 106A Avenue, Edmonton, Alberta, Canada, T5S 1V8 where the primary finance function is performed, with oversight from our recently appointed Chief Financial Officer whom resides in the United States. Our US commercial office is located at 77 Upper Rock Circle, Rockville, Maryland.

We are organized under the Business Corporations Act (Alberta). The Common Shares are currently listed and traded on the Nasdaq under the symbol “AUPH” and on the TSX under the symbol “AUP”. Our primary business is focused on developing and commercializing therapies to treat target patient populations that are impacted by serious diseases with a high unmet medical need, in particular LN.

We have the following wholly-owned subsidiaries: Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

Our By-Law No. 2 was amended at a shareholder’s meeting held on August 15, 2013 to include provisions requiring advance notice for any nominations of directors by shareholders, which are described further in our most recent information circular. By-Law No. 2 was further amended at the 2020 AGM to: 1) allow for internet voting and holding shareholder meetings by electronic means; 2) increase the quorum necessary for a shareholder meeting from two persons present in person or by proxy representing 10% of the issued and outstanding Common Shares, to two persons present in person or by proxy representing 25% of the issued and outstanding Common Shares; 3) remove the power of the chair of the shareholder meeting to have a casting vote; and 4) allow an extension to the deadline to submit advance notice of proposed nominees for elections as directors where the applicable meeting is delayed or postponed. Our Articles were also amended at the 2020 AGM to permit shareholder meetings to be held outside of Alberta.

SUMMARY DESCRIPTION OF BUSINESS

We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and proteinuric kidney diseases. Voclosporin is novel and potentially best-in-class CNI with clinical data in over 2,600 patients across various indications. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to MMF, the current standard of care for LN (although currently not approved for such use). By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes podocytes, which can protect against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13—70 mg administered twice a day. The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including uveitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

The topical formulation of voclosporin, VOS, is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. On October 30, 2019 we announced the initiation of patient enrollment into our Phase 2/3 AUDREY™ clinical trial evaluating VOS for the potential treatment of DES. A detailed discussion of our DES program is provided below under “DES” and under the heading “Clinical and Corporate Developments in 2019” in our annual management’s discussion and analysis. A Phase 2a study was previously completed with results released in January 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models.

Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.

Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN versus marketed CNIs are:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and potentially fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and

•	limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.

Our target launch date for voclosporin as a treatment for LN in the United States, if approved, is early 2021.

Strategy

Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharmaceutical company with a focused renal and autoimmune franchise. This includes the expansion of a potential renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders.

We have developed a plan to expand our voclosporin renal franchise to include proteinuric kidney diseases beyond LN. Additionally, we are also furthering development of VOS for the treatment of DES.

The key elements of our corporate strategy include:

•	filing an NDA with the FDA for marketing approval for the use of voclosporin by the end of the second quarter of 2020 (which was completed on May 26, 2020):

•	conducting pre-commercial activities including building out the organization to efficiently launch voclosporin as a treatment for LN upon successful approval by the FDA;

•	conducting a Phase 2/3 AUDREY™ clinical trial of VOS for the treatment of DES with results expected in the second half of 2020;

•	evaluating voclosporin in additional proteinuric kidney diseases; and

•	evaluating potential synergistic assets that are complementary to our clinical, regulatory and therapeutic expertise.

LN

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. In 2004, a study indicated rapid control and reduction of proteinuria in LN patients measured at six months showed a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”) within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. In 2009, mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per year per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per year per patient.

DES

DES is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently three FDA approved prescription therapies for the treatment of dry eye, two of which are CNIs; however, there is opportunity for potential improvement in the effectiveness of therapies by enhancing tolerability, onset of action and alleviating the need for repetitive dosing. A 2017 publication estimated there were approximately 16 million diagnosed patients with DES in the United States.

FSGS, a Proteinuric Kidney Disease

FSGS is a rare disease that attacks the kidney’s filtering units (glomeruli) causing serious scarring which leads to permanent kidney damage and even renal failure. FSGS is one of the leading causes of Nephrotic Syndrome (“NS”) and is identified by biopsy and proteinuria. NS is a collection of signs and symptoms that indicate kidney damage, including large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, this is often accompanied by edema.

In June of 2018 we initiated an open-label Phase 2 Study in FSGS with the goal of enrolling approximately 20 treatment-naïve patients in the United States. This protocol was subsequently amended during the summer of 2019 to permit enrollment of subjects who had received limited corticosteroid exposure in the past as well as the addition of clinical trial sites outside of the United States.

As a consequence of the continued difficulty identifying and enrolling primary FSGS patients, we have decided it is better to invest our capital resources in other ways. As a result, we are preparing to evaluate voclosporin in other proteinuric kidney diseases, while continuing to support patients who have participated in the FSGS exploratory study.

LN Standard of Care

While at Aspreva, certain members of our management team executed the ALMS study which established CellCept® as the current standard of care for treating LN. The ALMS study was published in 2009 in the Journal of the American Society of Nephrology and in 2011 in the New England Journal of Medicine.

The American College of Rheumatology recommends that intravenous cyclophosphamide or MMF/CellCept® be used as first-line immunosuppressive therapy for LN. Despite their use, the ALMS study showed that the vast majority of patients failed to achieve complete remission, and almost half failed to have a renal response at 24 weeks for both of these therapeutics. Based upon the results of the ALMS study, we believe that a better solution is needed to improve renal response rates for LN.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy and it is not approved as safe or effective for LN by the FDA. Data from 2008 suggests that an LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years. Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible.

Based on available data from both the AURA and AURORA clinical trials, we believe that voclosporin has the potential to address critical needs for LN by controlling active disease rapidly, lowering the overall steroid burden, and doing so with a convenient oral twice-daily treatment regimen. Currently, there are no approved therapies for LN in the United States or the European Union.

Market Potential and Commercial Considerations

We have conducted market research including claims database reviews (where available) and physician based research. Our physician research included approximately 900 rheumatologists and nephrologists across the United States, Europe and Japan to better define the potential market size, estimated pricing and treatment paradigms in those jurisdictions. In an updated review of the Symphony Integrated Dataverse (IDV®) claims database from 2017 using ICD-10 SLE diagnosis codes there were 421,790 individuals in that database. The National Institute of Diabetes and Digestive and Kidney Diseases estimates that up to 50% of adults with SLE are diagnosed with kidney disease at some point in their journey with lupus. Using the latest claims database research, we estimate the number of SLE patients diagnosed with kidney involvement to be no more than 150,000 in the United States and 150,000 to 215,000 for Europe and Japan combined.

Similar to other autoimmune disorders, LN is a flaring and remitting disease. The destructive disease cycle people with LN go through is depicted below. The disease cycles from being in remission to being in flare, achieving PR and being back in remission. Treatment objectives between LN and other autoimmune diseases are remarkably similar. In other autoimmune conditions such as Multiple Sclerosis, Crohn’s, Rheumatoid Arthritis and SLE, physicians’ goals are to induce/maintain a remission of disease, decrease frequency of hospital or ambulatory care visits and limit long term disability. In LN specifically, physicians are trying to avoid further kidney damage, dialysis, renal transplantation, and death. According to a physician survey, the frequency of LN flares amongst treated patients was approximately every 14 months across the United States and Europe. The ability to get patients into remission quickly correlates with better long-term kidney outcomes as noted above.

The population of people with LN will be in different cycles of their disease at any one time. Physicians currently use existing LN standard of care including immunosuppressants and high dose steroids to treat people with LN throughout the disease cycles including induction and maintenance phases. By studying voclosporin on top of an existing standard of care we are not seeking to displace current accepted treatment patterns. We feel that being additive to an existing standard of care in addition to the product being administered orally versus via infusion or injection can support a more rapid market adoption if approved.

Current annualized pricing (based on wholesale acquisition costs published by AnalySource®, reprinted with permission by First Databank, Inc.) for the treatments of other more prevalent autoimmune conditions such as Crohn’s, Rheumatoid Arthritis and SLE ranges from US$45,000 to US$90,000 in the United States. Of course, pricing is highly variable and dependent on a wide variety of factors, including the cost of manufacturing the product, the value perceived by physicians, regulatory concerns, payor policies, and political landscape, along with other market factors that may exist at the time the product is ready to be marketed. Wholesale acquisition cost is the manufacturer’s published catalog or list price for a drug product to wholesalers and may not reflect actual prices paid after any rebates/ discounts. We have conducted preliminary pricing research that studied a similar pricing range with payors and physicians and believe that pricing in this range may be achievable for voclosporin in the United States. Pricing for other autoimmune conditions is lower in Europe and Japan than it is in the United States, which is driven by country specific pricing and reimbursement processes. We expect that will be the case for voclosporin.

INTELLECTUAL PROPERTY RIGHTS

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business.

We have an extensive granted patent portfolio covering voclosporin, including granted United States patents, for composition of matter, methods of use, formulations and synthesis. The corresponding Canadian, South African and Israeli patents are owned by Paladin. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States (Patent Term Extension) and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection Certificate program in Europe). Opportunities may also be available to add an additional six months of exclusivity related to pediatric studies which are currently in the planning process. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe.

Further, on May 14, 2019, we were granted U.S. Patent No. 10,286,036 with a term extending to December 2037, with claims directed at our voclosporin dosing protocol for LN. The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA-LV trial and our Phase 3 confirmatory AURORA clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol claimed in U.S. Patent No. 10,286,036, this patent will expand the scope of intellectual property protection for voclosporin, which already includes manufacturing, formulation, synthesis and composition of matter patents. We have also filed for protection of this subject matter under the Patent Cooperation Treaty and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of similar claims in major global pharmaceutical markets.

We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

We have patent protection for VOS as we own three granted United States patents and 14 patents in other jurisdictions related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin. We also have one granted United States patent and 10 patents in other jurisdictions related to topical drug delivery system for ophthalmic use. These patents expire between 2028 and 2031.

RISK FACTORS

Investing in Securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, you should carefully consider the risks described below before purchasing Securities. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of Common Shares could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. You should also refer to the other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including our consolidated financial statements and related notes.

Risks Relating to Aurinia’s Business

Clinical Trial Progress and Results – Heavy Dependence on Voclosporin

We have invested a significant portion of our time and financial resources in the development of voclosporin. Voclosporin is currently our only product candidate. We anticipate that our ability to generate revenues and meet expectations will depend on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•

successful and timely completion of our clinical programs in LN and DES, including the AURORA 2 extension study and AUDREY™ clinical trial which is anticipated to be completed in the second half of 2020;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•

our ability to raise future financial resources when required. Future additional sources of capital could include payments from equity financings, debt financings, potential new licensing partners, and/or the monetization of our intangible assets.

It is possible that we may decide to discontinue the development of voclosporin at any time for commercial, scientific, or regulatory reasons. If voclosporin is developed, but not marketed, we will have invested significant resources and our future operating results and financial conditions would be significantly adversely affected. If we are not successful in commercializing voclosporin, or significantly delayed in doing so, our business will be materially harmed, and we may need to curtail or cease operations.

We may not be able to obtain required regulatory approvals for our product candidate and there is no assurance of successful development

We have not completed the development of any therapeutic products and in particular, voclosporin, and therefore there can be no assurance that any product will be successfully developed. Voclosporin has not received regulatory approval for our commercial use and sale for any indication, in any jurisdiction. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough pre-clinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product before submission of any regulatory applications. We may never obtain the required regulatory approvals for our product in any indication. Product candidates require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization, however, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of all required clinical trials do demonstrate that these product candidates are safe and effective, or even if the results of the clinical trials are considered successful by us, that the regulatory authorities will not require us to conduct additional clinical trials before they will consider approving product candidates for commercial use. The FDA and other regulators have substantial discretion in the approval process.

Approval or consent by regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Of the large number of drugs in development, only a small percentage result in the submission of an application to the FDA and even fewer are approved for commercialization. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA, the EMA, PMDA and Health Canada) is complex, expensive, time intensive, entails significant uncertainty and there can be no assurance that future products will be successfully developed, proven safe and effective in clinical trials or receive applicable regulatory approvals. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by us in view of the extensive regulatory environment which controls our business. The regulatory review process typically varies in time, may take years to complete and approval is not guaranteed. Any approval might also contain significant limitations which may affect our ability to successfully develop its product candidate. Also, any regulatory approval once obtained, may be withdrawn. If regulatory approval is obtained in one jurisdiction, that does not necessarily mean that we will receive regulatory approval in all jurisdictions in which we may seek approval, or any regulatory approval obtained may not be as broad as what was obtained in other jurisdictions. However, the failure to obtain approval for our product candidate in one or more jurisdictions may negatively impact our ability to obtain approval in a different jurisdiction. If our development efforts for our product candidate are not successful or regulatory approval is not obtained in a timely fashion, on acceptable terms or at all, it could harm the business, financial condition, and results of operations.

The results of our completed pre-clinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, pre-clinical studies, and clinical trials will be required if we are to complete the development of our product.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of pre-clinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our product. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of our product or, if previously approved, necessitate its withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our product. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all. Should our product prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

Our future performance will be impacted by a number of important factors, including, in the short-term, our ability to continue to generate cash flow from financings, and in the longer term, our ability to generate royalty or other revenues from licensed technology and bring new products to the market. Our future success will require efficacy and safety of our product and regulatory approval for the product. Future success of commercialization of any product is also dependent on our ability to obtain patents, enforce such patents, avoid patent infringement, and obtain patent extensions where applicable.

Government Regulation

The production and marketing of our product and our ongoing research and development activities are subject to regulation by numerous federal, provincial, state and local governmental authorities in the United States and any other countries where we may test or market our product. These laws require the approval of manufacturing facilities, including adhering to “good manufacturing” and/or “good laboratory” practices during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, pre-clinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling. Failure to adhere to these requirements could invalidate our data.

If we secure regulatory approval, we would continue to be subject to extensive ongoing regulatory requirements. Manufacturing of approved drug products must comply with extensive regulations governing GMP. Manufacturers and their facilities are subject to continual review and periodic inspections. As we may be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements. Failure or delay by any manufacturer of our product to comply with GMP regulations or to satisfy regulatory inspections could harm us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability. We are also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by GMP is maintained throughout the distribution network. In addition, we are subject to regulations governing the import and export of our products.

Sales and marketing of pharmaceutical products are subject to extensive federal and provincial or state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with extensive regulatory and enforcement requirements requires training and monitoring of the sales force and other field personnel, which could impose a substantial cost on us. To the extent our product is marketed by collaborators, our ability to ensure their compliance with applicable regulations would be limited. In addition, we are subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of our product candidate.

There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products or that we will be able to timely and profitably produce our product while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities may not allow the continuation of the drug development programs or require us to make substantial changes to the drug. Any such actions could harm the business, financial condition, and results of operations.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize our products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and may require additional preclinical studies or clinical trials or additional administrative review periods, which could result in significant delays, difficulties and costs for us. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products could be harmed.

Our product candidates may have undesirable side effects which may delay or prevent further clinical development or marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although all of our product candidates have undergone or will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed. All of our product candidates are still in clinical or preclinical development. Ongoing or future trials of our product candidates may not support the conclusion that one or more of these product candidates have acceptable safety profiles. The results of future clinical or preclinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings or potential product liability claims. If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require us to take our approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to change the way the product is administered, impose other risk-management measures, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

We will have significant additional future capital needs in 2020 and beyond and there may be uncertainties as to our ability to raise additional funding in the future to meet these needs.

We will require significant additional capital resources to expand our business, in particular the further development of our product candidate, voclosporin, whether for LN or any other indication. Advancing our product candidate, marketing for our product, or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

•

we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we are required to perform additional pre-clinical studies and clinical trials; or

•	we elect to develop, acquire or license new technologies, products or businesses.

We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if capital market conditions in general, or with respect to life sciences companies such as ours, are unfavorable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of Common Shares which could result in significant dilution to our shareholders. If sufficient capital is not available, we may be required to delay our research and development projects, which could harm our business, financial condition, prospects or results of operations.

Patents and Proprietary Technology

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business.

Our success will depend in part on our ability to obtain patents, defend patents, maintain trade secret protection and operate without infringing on the proprietary rights of others. Interpretation and evaluation of pharmaceutical patent claims present complex and often novel legal and factual questions. Accordingly, there is some question as to the extent to which biopharmaceutical discoveries and related products and processes can be effectively protected by patents. As a result, there can be no assurance that:

•	patent applications will result in the issuance of patents;

•	additional proprietary products developed will be patentable;

•	patents issued will provide adequate protection or any competitive advantages;

•	patents issued will not be successfully challenged by third parties;

•	our products do not infringe the patents or intellectual property of others; or

•	that we will be able to obtain any extensions of the patent term.

A number of pharmaceutical, biotechnology, and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of patent applications altogether.

Further, there may be uncertainty as to whether we may be able to successfully defend any challenge to our patent portfolio. Moreover, we may have to participate in interference proceedings in the various jurisdictions around the world. An unfavorable outcome in an interference or opposition proceeding or a conflict with the intellectual property of others could preclude us or our collaborators or licensees from making, using or selling products using the technology, or require us to obtain license rights from third parties. It is not known whether any prevailing party would offer a license on commercially acceptable terms, if at all. Further, any such license could require the expenditure of substantial time and resources and could harm our business. If such licenses are not available, we could encounter delays or prohibition of the development or introduction of our product.

On May 14, 2019, we were granted U.S. Patent No. 10,286,036 with a term extending to December 2037, with claims directed at our voclosporin dosing protocol for LN. The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA-LV trial and our Phase 3 confirmatory AURORA clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters. For this patent to be useful, it will require that the FDA approve the use of voclosporin for LN and that the label for such use will follow the dosing protocol under the Notice of Allowance claims.

Clinical trials for our product candidate are expensive and time-consuming, and their outcome is uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time-consuming. If we find a collaboration partner for the development of voclosporin (whether for LN, DES or any other indication), the clinical trials are expected to continue for several years, although costs associated with voclosporin may well be shared with our collaboration partner. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to find collaboration partners, if needed;

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•

delays, suspension, or termination of the clinical trials imposed by the Institutional Review Board/Independent Ethics Committee responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

The outbreak of the novel strain of coronavirus, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.

In December 2019, a novel strain of coronavirus, COVID-19, surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including Canada and, more significantly, the United States. In response to the spread of COVID-19, we have closed our offices with our administrative employees continuing their work outside of our offices and restricted on-site staff to only those required to execute their job responsibilities. As a result of the COVID-19 outbreak, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in building out commercial infrastructure;

•	delays in recruiting for key positions;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal, provincial or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA, which may impact approval timelines;

•

interruption of, or delays in receiving supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems; and

•

limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

In addition, the trading prices for our Common Shares and other biopharmaceutical companies have been highly volatile as a result of the COVID-19 epidemic. As a result, we may face difficulties raising capital through sales of Common Shares or such sales may be on unfavorable terms. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in Canada, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the Canada, the United States and other countries to contain and treat the disease.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Prospectus. Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of COVID-19 on our business. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidate may not have favourable results in later trials or in the commercial setting.

Success in pre-clinical or animal studies and early clinical trials neither ensure that later large-scale efficacy trials will be successful, nor does it predict final results. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for voclosporin (for LN or any other indication) may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our product to achieve its intended goals, or to do so safely.

We will be required to demonstrate in Phase 3 clinical trials that voclosporin is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-

approval trials. If voclosporin fails to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidate currently under development.

Initial studies or clinical trials may not establish an adequate safety or efficacy profile for our product candidates to justify proceeding to advanced clinical trials or an application for regulatory approval.

Some of the clinical trials we conduct may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from clinical trial may not be predictive of future clinical trial results with product candidates for which we conduct an open-label clinical trial when studied in a controlled environment with a placebo or active control.

Our industry is subject to health and safety risks.

While we take substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the health and safety risks associated with producing a product for human ingestion cannot be eliminated. Products produced by us may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we would be forced to discontinue production of our product, which would harm our profitability. We maintain product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

Even if approved, our product may not achieve or maintain expected levels of market acceptance among physicians, patients, the medical community, and third-party payors, which could harm our business, financial condition and results of operations and could cause the market value of our Securities to decline.

Even if we are able to obtain regulatory approvals for our product, the commercial success of the product is dependent upon achieving and maintaining market acceptance among physicians, patients and the medical community. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our product could be impacted by several factors, many of which are not within our control, including but not limited to:

•	limitations or warnings contained in the approved labeling for a product candidate;

•	changes in the standard of care for the targeted indications for any of our product candidates;

•	limitations in the approved clinical indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	lack of significant adverse side effects;

•	sales, marketing and distribution support;

•	availability and extent of reimbursement from managed care plans and other third-party payors;

•	timing of market introduction and perceived effectiveness of competitive products;

•	the degree of cost-effectiveness of our product candidates;

•	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;

•	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular diseases;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of our products; and

•	potential product liability claims.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

In addition, by the time any products are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products could harm our business, financial condition, and results of operations.

We are dependent upon key personnel to achieve our business objectives.

Our ability to retain key personnel and attract other qualified individuals is critical to our success. As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with experience and the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, could harm our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel, our business, financial conditions and results of operations may be adversely affected.

Product Development Goals and Time Frames

We set goals for, and make public statements regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our product. There can be no assurance that our clinical trials will be completed, that regulatory submissions will be made or receive regulatory approvals as planned, or that we will be able to adhere to the current schedule for the validation of manufacturing and launch of our product. If we fail to achieve one or more of these milestones as planned, the price of the Common Shares could decline.

We are exposed to risks relating to the write-down of intangible assets, which comprises a significant portion of our total assets.

A significant amount of our total assets relate to our intellectual property. As of December 31, 2019, the carrying value of our intangible assets was approximately US$11.2 million. In accordance with IFRS, we are required to review the carrying value of its intangible assets for impairment periodically or when certain triggers occur. Such impairment will result in a write-down of the intangible asset and the write-down is charged to income during the period in which the impairment occurs. The write-down of any intangible assets could harm our business, financial condition, and results of operations.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our Securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future. We anticipate that we may lose our status as a foreign private issuer at July 1, 2020.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

We rely on third parties for the supply and manufacture of voclosporin, which can be unpredictable in terms of quality, cost, timing and availability. If we encounter any such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale could be delayed or halted entirely.

Our drug, voclosporin, requires a specialized manufacturing process. Lonza is currently the sole source manufacturer of voclosporin.

We have contracted Catalent to encapsulate and package voclosporin for our AURORA clinical trial program. Catalent is currently the sole supplier for encapsulating and packaging our clinical drug supply.

It is our intention that Catalent will provide services with respect to encapsulating the voclosporin required for future clinical and commercial supply needs and PCI Pharma Services will provide services with respect to packaging for commercial supply.

We have contracted Unither to manufacture VOS for our DES clinical studies, and we have contracted Sharp Clinical to package VOS for our clinical DES studies.

The FDA and other regulatory authorities require that drugs be manufactured in accordance with the current GMP regulations, as established from time to time. Accordingly, in the event we receive marketing approvals for voclosporin, it may need to rely on a limited number of third parties to manufacture and formulate voclosporin. We may not be able to arrange for our product to be manufactured on reasonable terms or in sufficient quantities.

Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, stability, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, provincial and foreign regulations. We rely on a limited number of third parties to manufacture and supply raw materials for our product. The third parties we choose to manufacture and supply raw materials for our product are not under our control and may not perform as agreed or may terminate their agreements with us, and we may not be able to find other third parties to manufacture and supply raw materials on commercially reasonable terms, or at all. If either of these events were to occur, our operating results and financial condition would be adversely affected.

In addition, drug and chemical manufacturers are subject to various regulatory inspections, including those conducted by the FDA, to ensure strict compliance with GMP and other government regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may levy penalties and sanctions, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

The process of manufacturing our product candidates is extremely susceptible to product loss due to a variety of factors, including but not limited to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. Even minor deviations from manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write- offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

Anticipated revenues may be derived from licensing activities.

We anticipate that our revenues in the future may be derived from products licensed to pharmaceutical and biotechnology companies. Accordingly, these revenues will depend, in large part, upon the success of these companies, and our operating results may fluctuate substantially due to reductions and delays in their research, development and marketing expenditures. These reductions and delays may result from factors that are not within our control, including:

•	changes in economic conditions;

•	changes in the regulatory environment, including governmental pricing controls affecting health care and health care providers;

•	pricing pressures; and

•	other factors affecting research and development spending.

Lack of Operating Profits

We have incurred losses and anticipate that our losses will increase as we continue the development of voclosporin and clinical trials and seek regulatory approval for the sale of our therapeutic product. There can be no assurance that we will have earnings or positive cash flow in the future.

As at December 31, 2019, we had an accumulated deficit of US$539.8 million. The net operating losses over the near-term and the next several years are expected to continue as a result of initiating new clinical trials and activities necessary to support regulatory approval and commercialization of our product. There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to research, development, and clinical trial activities, as well as regulatory and commercialization activities.

Negative Cash Flow

We had negative operating cash flow for the financial year ended December 31, 2019. We anticipate that we will continue to have negative cash flow as we continue our development of voclosporin. To the extent that we have negative operating cash flow in future periods, we will likely need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable or acceptable to us.

We may not realize the anticipated benefits of acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management.

As part of our business strategy, we may acquire additional companies, products or technologies principally related to, or complementary to, our current operations. At any given time, we may be evaluating new acquisitions of companies, products or technologies or may be exploring new licensing opportunities, and may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to such opportunities. Any such acquisitions will be accompanied by certain risks including, but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

•	disruption of our ongoing business;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

Our business depends heavily on the use of information technologies.

Several key areas of our business depend on the use of information technologies, including production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behavior, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our product or our proprietary information on voclosporin. If we fail to maintain or protect our information systems and data integrity effectively, we could have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could harm our business, operating results and financial condition.

Competition and Technological Change

The industry in which we operate is highly competitive and we have numerous domestic and foreign competitors, including major pharmaceutical and chemical companies, specialized biotechnology companies, universities, academic institutions, government agencies, public and private research organizations and large, fully-integrated pharmaceutical companies which have extensive resources and experience in research and development, process development, clinical evaluation, manufacturing, regulatory affairs, distribution and marketing. Many of our potential competitors possess substantially greater research and development skills, financial, technical and marketing expertise and human resources than we do, and may be better equipped to develop, manufacture and market products. There is a risk that new products and technologies may be developed which may be more effective or commercially viable than the product being developed or marketed by us, thus making our product non-competitive or obsolete. There may also be market resistance to the acceptance of our new product in any indication and a risk that the product, even though clinically effective, is not economically viable in the commercial production stage.

Reliance on Partners

Our strategy and success for the research, development, and commercialization of voclosporin in China is dependent upon the activities of third parties with rights to voclosporin in those jurisdictions. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that those third parties will perform as expected.

The license, research and development agreements with the third parties referenced above include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the potential obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay.

Reliance on Other Third Parties

We depend on third parties for the sourcing of components or for the product itself. Furthermore, as with other pharmaceutical companies, we rely on medical institutions for testing and clinically validating our prospective product. We do not anticipate any difficulties in obtaining required components or products or any difficulties in the validation and clinical testing of our product but there is no guarantee that they will be obtained.

We currently rely on contact research organizations (“CROs”) for the conduct of our clinical trials. These CROs operate in accordance with good clinical management practices mandated by the regulatory authorities and are subject to regular audits by regulatory authorities and by us.

We also have arrangements for the encapsulation, packaging and labeling of voclosporin through third-party suppliers. Contract manufacturers must operate in compliance with regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies.

We could be subject to litigation, allegations or other legal claims.

Our assets or our business activities may be subject to disputes that may result in litigation or other legal claims. We may be subject to allegations through press, social media, the courts or other mediums that may or may not be founded. We may be required to respond to or defend against these claims and/or allegations, which will divert resources away from our principal business. There can be no assurance that our defense of such claims and/or allegations would be successful, and we may be required to make material settlements. This could have a material adverse effect on our business prospects, results of operations, cash flows, financial condition and corporate reputation.

Our ability to achieve revenues and successfully commercialize voclosporin, if approved, or any of our other product candidates will depend on establishing effective sales, marketing and distribution capabilities or relationships.

We currently have limited marketing, sales and distribution infrastructure and we have limited sales and marketing experience within our organization. We are currently conducting pre-commercial activities including building out the organization to efficiently launch voclosporin and, if voclosporin or any of our other product candidates are approved, intend to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates in the United States and, potentially, to outsource this function to a third-party outside of the United States. Both of these options would be expensive and time consuming, and would require a significant allocation of resources, including the time and attention of our management. In addition, we would need to devote resources to the development and maintenance of policies to ensure compliance with various health care laws related to sales and marketing of pharmaceutical products. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to engage a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements through collaborations, licensees, or others to perform such activities, or that such efforts would be successful. If we contract with third parties for the sales and marketing of our product, our revenue will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, the business, financial condition and results of operations will be materially adversely affected.

Health Care Reimbursement

In both domestic and foreign markets, sales of our product, if any, will be dependent in part on the availability of reimbursement from third-party payors, such as government and private commercial insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that our product will be considered cost effective by these third-party payors, that reimbursement will be available or if available that the payor’s reimbursement policies will not adversely affect our ability to sell our product on a profitable basis.

Unauthorized Disclosure of Confidential Information

There may be an unauthorized disclosure of the significant amount of confidential information under our control. We maintain and manage confidential information relating to our technology, research and development, production, marketing and business operations and those of our collaborators, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages, in Canada or other jurisdictions, or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

Use of Hazardous Materials

Drug manufacturing processes involve the controlled use of hazardous materials. We and our third-party manufacturing contractors are subject to regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our third-party manufacturers have the required safety procedures for handling and disposing of such materials and comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and such liability could exceed our resources.

Liability and Insurance

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If we succeed in developing new pharmaceutical products, the sale of such products may expose us to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire, or the recall of any of our products, could harm our business, financial condition and future prospects.

We entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we currently maintain director and officer liability insurance coverage of US$40 million to reduce our exposure.

Actual or anticipated changes to the laws and regulations governing the health care system may have a negative impact on cost and access to health insurance coverage and reimbursement of healthcare items and services.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our future approved products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including the Patient Protection and Affordable Care Act (the “ACA” ), which became law in 2010. While it is difficult to assess the impact of the ACA in isolation, either in general or on our business specifically, it is widely thought that the ACA increases downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. Further, the United States and foreign governments regularly consider reform measures that affect healthcare coverage and costs. Such reforms may include changes to the coverage and reimbursement of healthcare services and products. In particular, there have been recent judicial and Congressional challenges to the ACA, which could have an impact on coverage and reimbursement for healthcare services covered by plans authorized by the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.

In September 2017, members of the United States Congress introduced legislation with the announced intention to repeal major provisions of the ACA. Although it is unclear whether such legislation will ultimately become law, executive or legislative branch attempts to repeal, reform or to repeal and replace the ACA will likely continue. In addition, various other healthcare reform proposals have also emerged at the federal and state level. In addition, recent changes to United States tax laws could negatively impact the ACA. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, however, government and other regulatory oversight and future regulatory and government interference with the healthcare systems could adversely impact our business and results of operations.

We expect to experience pricing pressures in connection with the sale of any products that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

Financial Instruments and Risks

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of the investments and our current ability to hold these investments to maturity.

We are exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on our future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results. We hold the majority of our cash reserves in U.S. dollars and the majority of our expenses, including clinical trial costs are also denominated in U.S. dollars, which mitigates the risk of material foreign exchange fluctuations.

Risks Relating to the Offering

An investment in the Securities may result in the loss of an investor’s entire investment.

An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Securities.

There is currently no market through which our Securities, other than the Common Shares, may be sold.

Unless otherwise specified in an applicable Prospectus Supplement, our Warrants, Subscription Receipts, Debt Securities, Convertible Securities and Units (other than any Common Shares comprising the Units) will not be listed on any securities or stock exchanges or on any automated dealer quotation system. There is currently no market through which our Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of our Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation.

There is no assurance of a sufficient liquid trading market for our Common Shares in the future.

Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to be listed on the TSX or the Nasdaq or achieve listing on any other public listing exchange.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidate.

In order to meet our future financing needs, we may issue a significant amount of additional Common Shares, Warrants, Subscription Receipts, Debt Securities, Convertible Securities, Units, or other equity or debt securities. The precise terms of any future financing will be determined by us and potential investors and such future financings may significantly dilute our shareholders’ percentage ownership. Additionally, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidate or grant licenses on terms that may not be favourable to us and/or that may reduce the value of the Common Shares.

Volatility of Share Price

The market prices for the securities of biotechnology companies, including ours, have historically been volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of the Common Shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including the results and adequacy of our pre-clinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning our patent or other proprietary rights of competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; global or local political, economic, social and health crises; and other factors not within our control could have a significant adverse impact on the market price of the Common Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There is no guarantee that an active trading market for the Common Shares will be maintained on either the TSX or Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in the Common Shares is not active.

We expect to issue Common Shares in the future. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares. In addition, the existence of Warrants, Debt Securities or Convertible Securities with conversion features may encourage short selling by market participants.

Sales of Common Shares could cause a decline in the market price of the Common Shares. One of our major shareholders (ILJIN and its affiliates) owns an aggregate of approximately 12.46% of our outstanding Common Shares as at June 16, 2020 based on the most recently publicly available filings on www.sedi.ca. Any sales of Common Shares by major shareholders or other existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of the Common Shares.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of the Common Shares to fall.

The market price of the Common Shares could decline as a result of issuances of Securities or sales by our existing shareholders in the market, or the perception that these sales could occur. Sales of Common Shares by shareholders might also make it more difficult for us to sell Common Shares at a time and price that we deem appropriate. With an additional sale or issuance of Common Shares, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

We may have broad discretion in the use of the net proceeds of an offering of the Securities and may not use them to effectively manage our business.

We may need to exercise broad discretion over the use of the net proceeds from a future offering of Common Shares. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. Investors may not agree with how we allocate or spend the proceeds from an offering of Common Shares. We may pursue acquisitions, collaborations or clinical trials that do not result in an increase in the market value of the Common Shares and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on the Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in Common Shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Common Shares. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

We may be a passive foreign investment company for U.S. tax purposes, which may result in adverse tax consequences for U.S. investors.

If we are characterized as a passive foreign investment company (“PFIC”), there may be adverse tax consequences for U.S. investors. Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during 2019. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election.

You may be unable to enforce actions against us, or certain of our directors and officers under U.S. federal securities laws.

As a corporation organized under the provincial laws of Alberta, Canada, it may be difficult to bring actions under U.S federal securities law against us. Most of our directors and officers reside principally in Canada or outside of the United States. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for investors to enforce against us, or those persons not in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or certain of our directors and officers.

Adverse capital market conditions could affect out liquidity.

Adverse capital market conditions could affect our ability to meet our liquidity needs, as well as our access to capital and cost of capital. We need additional funding to continue development of our internal pipeline and collaborations in the future. Our results of operations, financial condition, cash flows and capital position could be materially affected by disruptions in the capital markets.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our most recently filed financial statements.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement, we currently intend to use the net proceeds from the sale of the Securities, together with our existing capital, to fund our operations, which includes, but is not limited to, clinical development and commercial production of voclosporin (whether for LN or other indications), regulatory, pre-marketing, commercialization preparation and launch activities for voclosporin primarily for LN but also potentially for other voclosporin indications, business development opportunities such as additional product in-licensing transactions, additional clinical trials or acquisitions of other businesses or products, capital expenditures and working capital. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, we will have broad discretion in the application of the proceeds of an offering of Securities. Our ultimate use might vary substantially from what is stated in this Prospectus or a Prospectus Supplement and the actual amount that we spend in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set forth in the applicable Prospectus Supplement.

The use of proceeds allocated to working capital will be used to fund corporate, administration and business development activities in support of the research and development, clinical and commercial activities we undertake.

By the nature of our business as a development stage pharmaceutical company, we had negative operating cash flow for the financial year ended December 31, 2019. To the extent that we have negative operating cash flow in future periods, we will likely need to allocate a portion of our cash reserves to fund such negative cash flow. In addition, the net proceeds from any offering under this Prospectus may be used to fund such negative cash flow from operating activities. See “Risk Factors”.

More detailed information regarding the use of proceeds from the sale of Securities will be described in any applicable Prospectus Supplement.

PRIOR SALES

The applicable Prospectus Supplement will describe our prior sales as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX in Canada (trading symbol: AUP) and on the Nasdaq in the United States (trading symbol: AUPH).

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume of Common Shares traded for each month on the TSX.

TSX

Month	Price Range (CDN$)		Total Volume
	High	Low
June, 2019	$8.92	$8.00	878,542
July, 2019	$8.60	$7.95	479,313
August, 2019	$8.52	$7.16	548,533
September, 2019	$8.82	$6.98	818,828
October, 2019	$7.19	$4.70	1,466,074
November, 2019	$10.67	$6.43	2,124,268
December, 2019	$28.59	$9.75	7,220,964
January, 2020	$28.39	$22.70	3,165,354
February, 2020	$27.10	$22.09	2,872,922
March, 2020	$25.33	$14.38	6,060,962
April, 2020	$25.06	$19.62	2,946,415
May, 2020	$26.23	$20.65	2,853,549
June 1-June 16, 2020(1)	$22.44	$19.84	2,391,082

(1)	June 16, 2020 was the last trading day prior to the date of this Prospectus.

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and the volume of shares traded for each month on Nasdaq.

NASDAQ

Month	Price Range (US$)		Total Volume
	High	Low
June, 2019	$6.65	$6.02	9,285,617
July, 2019	$6.67	$6.05	7,676,433
August, 2019	$6.46	$5.37	10,345,666
September, 2019	$6.63	$5.27	16,527,674
October, 2019	$5.42	$3.25	33,671,369
November, 2019	$7.98	$4.88	35,177,940
December, 2019	$21.93	$7.32	148,834,350
January, 2020	$20.81	$17.81	41,313,293
February, 2020	$20.48	$16.43	26,298,351
March, 2020	$18.89	$9.83	43,695,959
April, 2020	$17.98	$13.81	25,632,964
May, 2020	$18.72	$14.94	24,059,956
June 1-June 16, 2020(1)	$16.50	$14.55	12,819,181

(1)	June 16, 2020 was the last trading day prior to the date of this Prospectus.

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of Common Shares, without nominal or par value. As of June 16, 2020, 112,633,644 Common Shares are issued and outstanding. In addition, 10.9 million Common Shares are issuable upon the exercise of outstanding stock options and 4.8 million Common Shares reserved for future grant or issuance under our stock option plan. We also have 1.69 million Warrants outstanding as at June 16, 2020.

The holders of Common Shares are entitled to one (1) vote per share held at meetings of shareholders, to receive such dividends as declared by us and to receive a share of our remaining property and assets upon our dissolution or winding up. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares. We may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants may be issued under and governed by the terms of one or more warrant indentures (each a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement. Each Warrant Trustee will be a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. The Warrants may also be issued without the benefit of a Warrant Indenture, under a warrant certificate (each a “Warrant Certificate”), which will itself contain the terms of the Warrants.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture or Warrant Certificate, as applicable. Prospective investors should refer to the applicable Warrant Indenture, as applicable, relating to the specific Warrants being offered for the complete terms of the Warrants. We will file a copy of the form of Warrant Indenture, if any, with the applicable securities regulatory authorities in Canada and the United States.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether we will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on any exchange;

•	whether the Warrants will be governed by a Warrant Indenture or Warrant Certificates;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

It is the Warrant Indenture, as supplemented by any applicable supplemental indenture, or the Warrant Certificate, as the case may be, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Warrants. There may be other provisions in the Warrant Indenture or the Warrant Certificate, as the case may be, which are important to a purchaser of Warrants. Such purchaser of Warrants should read the Warrant Indenture or the Warrant Certificate, as the case may be, for a full description of the terms of the Warrants, the terms of which shall prevail to the extent of any inconsistency.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights as holders of the Common Shares issuable upon exercise of the Warrants.

Global Securities

We may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

If Warrants are issued pursuant to a Warrant Indenture, the Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

We may amend any Warrant Indenture, Warrant Certificates and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, which will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Debt Securities, Convertible Securities or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between us and an Escrow Agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution or trust company organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. We will file a copy of the form of Subscription Receipt Agreement with the applicable securities regulatory authorities in Canada and the United States.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts we offer will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and Nasdaq relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts we offer will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants, Debt Securities, Convertible Securities or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Debt Securities, Convertible Securities or combination thereof;

•

the procedures for the issuance and delivery of Common Shares, Warrants, Debt Securities, Convertible Securities or combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Debt Securities, Convertible Securities or combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to the dividends we declare on Common Shares to holders of record of Common Shares during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•

the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants, Debt Securities, Convertible Securities or combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement we may have to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether we will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	the identity of the Escrow Agent;

•	whether the Subscription Receipts will be listed on any exchange;

•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Debt Securities, Convertible Securities or combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

It is the Subscription Receipt Agreement, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Subscription Receipts. There may be other provisions in the Subscription Receipt Agreement which are important to a purchaser of Subscription Receipts. Such purchaser of Subscription Receipts should read the Subscription Receipt Agreement for a full description of the terms of the Subscription Receipts, the terms of which shall prevail to the extent of any inconsistency.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro-rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, Warrants, Debt Securities or Convertible Securities may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares, Warrants, Debt Securities or Convertible Securities to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

We may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

DESCRIPTION OF DEBT SECURITIES

We may issue Debt Securities under this Prospectus. Debt Securities may be issued under and governed by the terms of one or more indentures (each a “Debt Indenture”) between us and a trustee (the “Debt Trustee”) that we will name in the relevant Prospectus Supplement. Each Debt Trustee will be a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. Debt Securities may also be issued without the benefit of a Debt Indenture, pursuant to separate certificates (each, a “Debt Certificate”).

This summary of some of the provisions of the Debt Securities is not complete. The statements made in this Prospectus relating to any Debt Indenture, Debt Certificate and Debt Securities to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture or Debt Certificate, as applicable. Prospective investors should refer to the Debt Indenture or Debt Certificate relating to the specific Debt Securities being offered for the complete terms of the Debt Securities. We will file a copy of the form of Debt Indenture, if any, with the applicable securities regulatory authorities in Canada and the United States.

Each Debt Indenture or Debt Certificate, as the case may be, may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which we may authorized from time to time. Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the terms and conditions and other information with respect to the Debt Securities being offered thereby, which may include the following:

•	the designation, aggregate principal amount, authorized denominations and ranking of such Debt Securities;

•

the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than United States dollars);

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	the place or places where principal, premium and interest will be payable;

•	the Debt Trustee under any Debt Indenture pursuant to which the Debt Securities are to be issued, as applicable;

•	any redemption term or terms under which such Debt Securities may be defeased;

•

whether such Debt Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms;

•	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

•	whether the Debt Securities are to be governed by a Debt Indenture or Debt Certificates;

•	the ratings, if any, issued by rating agencies; and

•	any other specific terms.

Debt Securities may, at our option, be issued in fully registered form, in bearer form or in “book-entry only” form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the Debt Trustee for the Debt Securities. No charge will be made to the holder for any such exchange or transfer, except for any tax or government charge incidental thereto.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. Debt Securities may be offered separately or in combination with one or more other Securities.

We will summarize in the applicable Prospectus Supplement certain terms of the Debt Securities being offered thereby and the relevant Debt Indenture or Debt Certificate, as the case may be, which we believe will be most important to an investor’s decision to invest in the Debt Securities being offered. It is the Debt Indenture, as supplemented by any applicable supplemental indenture, or the Debt Certificate, as the case may be, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Debt Securities. There may be other provisions in the Debt Indenture or the Debt Certificate, as the case may be, which are important to a purchaser of Debt Securities. Such purchaser of Debt Securities should read the Debt Indenture or the Debt Certificate, as the case may be, for a full description of the terms of the Debt Securities, the terms of which shall prevail to the extent of any inconsistency.

DESCRIPTION OF CONVERTIBLE SECURITIES

We may issue Convertible Securities under this Prospectus. Convertible Securities may be issued under and governed by the terms of one or more indentures (each a “Convertible Indenture”) between us and a trustee (the “Convertible Trustee”) that we will name in the relevant Prospectus Supplement. Each Convertible Trustee will be a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. Convertible Securities may also be issued without the benefit of a Convertible Indenture, pursuant to separate certificates (each a “Convertible Certificate”).

This summary of some of the provisions of Convertible Securities is not complete. The statements made in this Prospectus relating to any Convertible Indenture, Convertible Certificate and Convertible Securities to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Convertible Indenture or Convertible Certificate, as applicable. Prospective investors should refer to the Convertible Indenture or Convertible Certificate relating to the specific Convertible Securities being offered for the complete terms of the Convertible Securities. We will file a copy of the form of Convertible Indenture, if any, with the applicable securities regulatory authorities in Canada and the United States.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be.

Each Convertible Indenture or Convertible Certificate, as the case may be, may provide that Convertible Securities may be issued thereunder up to the aggregate principal amount which we may authorize from time to time. Any Prospectus Supplement for Convertible Securities supplementing this Prospectus will contain the terms and conditions and other information with respect to the Convertible Securities being offered thereby, which may include the following:

•	the number of such Convertible Securities offered;

•	the price at which such Convertible Securities will be offered;

•	the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities;

•	the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities;

•	the period or periods during which any conversion or exchange may or must occur;

•	the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any;

•	the gross proceeds from the sale of such Convertible Securities; and

•	any other material terms and conditions of such Convertible Securities.

Convertible Securities may, at our option, be issued in fully registered form, in bearer form or in “book-entry only” form. Convertible Securities in registered form will be exchangeable for other Convertible Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and may be transferable at any time or from time to time at the corporate trust office of the Convertible Trustee for the Convertible Securities. No charge will be made to the holder for any such exchange or transfer, except for any tax or government charge incidental thereto.

Convertible Securities may be offered separately or in combination with one or more other Securities.

We will summarize in the applicable Prospectus Supplement certain terms of the Convertible Securities being offered thereby and the relevant Convertible Indenture or Convertible Certificate, as the case may be, which we believe will be most important to an investor’s decision to invest in the Convertible Securities being offered. It is the Convertible Indenture, as supplemented by any applicable supplemental indenture, or the Convertible Certificate, as the case may be, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Convertible Securities. There may be other provisions in the Convertible Indenture or the Convertible Certificate, as the case may be, which are important to a purchaser of Convertible Securities. Such purchaser of Convertible Securities should read the Convertible Indenture or the Convertible Certificate, as the case may be, for a full description of the terms of the Convertible Securities, the terms of which shall prevail to the extent of any inconsistency.

DESCRIPTION OF UNITS

Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will typically have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

See the descriptions of the other types of Securities that may be issued under this Prospectus for further information.

SELLING SECURITYHOLDERS

Common Shares may be sold under this Prospectus by way of a secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Common Shares by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Common Shares owned, controlled or directed by each selling securityholder;

•	the number or amount of Common Shares being distributed for the account of each selling securityholder;

•

the number or amount of our securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities;

•	whether Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only;

•

if the selling securityholder purchased the Common Shares being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Common Shares;

•

if the selling securityholder acquired the Common Shares being distributed in the twelve months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on a per share basis; and

•

if a company, partnership, trust or other unincorporated entity is a selling securityholder, to the extent known, the name of each individual who, through ownership of or control or discretion over the securities of that company, trust or other unincorporated entity, or membership in the partnership, as the case may be, is a principal securityholder of that entity.

PLAN OF DISTRIBUTION

New Issue

We may sell the Securities offered by this Prospectus:

•	to or through underwriters, dealers, placement agents or other intermediaries;

•	directly to one or more purchasers, or

•	in connection with acquisitions by us.

The applicable Prospectus Supplement will set forth the terms of the offering of the Securities, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the purchase price of, and form of consideration for, the Securities and the proceeds to us;

•	any delayed delivery arrangements;

•	any underwriting commissions, fees, discounts, and other items constituting underwriters’ compensation;

•	any offering price;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchanges on which the Securities may be listed.

Only the underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, which prices may vary as between purchasers and during the period of distribution of the Securities, including sales in transactions that are deemed to be “at the market distributions” as defined in NI 44-102.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under any applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with the offering of the Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A purchaser that acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with any distribution of Securities that is an “at the market distribution.”

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of Common Shares by certain selling securityholders.

The selling securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If Common Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Common Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the U.S. Securities Act 1933 (the “U.S. Securities Act”);

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of Common Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell Common Shares short and deliver Common Shares covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this Prospectus or any Prospectus Supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of Common Shares registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitations, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common

Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the shelf registration statement, of which this Prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning or disposing of any of our Securities offered thereunder.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences related to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

AUDITOR

Our auditor is PricewaterhouseCoopers LLP, Edmonton, Alberta, Canada. PricewaterhouseCoopers LLP has reported on our fiscal 2018 and 2019 audited consolidated financial statements, which have been filed with the securities regulatory authorities and incorporated herein. PricewaterhouseCoopers LLP is independent with respect to us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and with respect to SEC auditor independence rules.

TRANSFER AGENTS AND REGISTRARS

Our co-transfer agents and co-registrars are Computershare Investor Services Inc. located at its principal offices in Calgary, Alberta and Toronto, Ontario and Computershare Trust Company, N.A. located at its principal offices in Golden, Colorado.

AGENT FOR SERVICE OF PROCESS

Peter S. Greenleaf, David R. W. Jayne, George Milne, Jr., Joseph P. Hagan, and Timothy P. Walbert are our directors that reside outside of Canada. Joseph M. Miller is our Chief Financial Officer who has signed a certificate to this Prospectus, and resides outside of Canada. Each of these persons has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Peter S. Greenleaf, David R. W. Jayne, George Milne, Jr., Joseph P. Hagan, Timothy P. Walbert and Joseph M. Miller	Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street, P.O. Box 48600 Vancouver, BC V7X 1T2 Attention: Stephen P. Robertson

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain Canadian legal matters relating to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP, Vancouver, British Columbia with respect to Canadian legal matters and Cooley LLP, Palo Alto, California with respect to U.S. legal matters. The partners and associates of Borden Ladner Gervais LLP, Vancouver, British Columbia beneficially own, directly or indirectly, less than 1% of the Common Shares.

WHERE CAN YOU FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the applicable provinces of Canada through SEDAR and any documents that we file with, or furnish to, the SEC are also electronically available on EDGAR and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of the Province of Alberta. Some of our officers and directors and some of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. We have appointed C T Corporation System as our agent for service of process in the United States. We have also filed with the SEC, concurrently with the registration statement on Form F-10 relating to the accompanying prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this Prospectus.

However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States. We have been advised by our Canadian counsel, Borden Ladner Gervais LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Borden Ladner Gervais LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

CANADIAN PURCHASER’S STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the Prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities (such as Warrants, Subscription Receipts, convertible Debt Securities, Convertible Securities or Units, as applicable) investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities are offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion or exchange of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of ours (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such convertible, exchangeable or exercisable Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the applicable convertible, exchangeable or exercisable Securities the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of such Securities under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF AURINIA PHARMACEUTICALS INC.

Dated: June 17, 2020

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of British Columbia,

Alberta and Ontario.

/s/ Peter S. Greenleaf	/s/ Joseph M. Miller
Peter S. Greenleaf	Joseph M. Miller
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

/s/ R. Hector MacKay-Dunn	/s/ George M. Milne, Jr.
R. Hector MacKay-Dunn	George M. Milne, Jr.
Director	Director

13,333,334 COMMON SHARES

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Jefferies

SVB Leerink

Lead Manager

Cantor

Co-Managers

Oppenheimer & Co.

H.C. Wainwright & Co.

July 22, 2020